AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 14, 2008
REGISTRATION NO. 333-135763

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
Form S-6
For Registration Under the Securities Act
of 1933 of Securities of Unit Investment
Trusts Registered on Form N-8B-2

A.           EXACT NAME OF TRUST:
Empire State Municipal Exempt Trust, Series 185

B.           NAME OF DEPOSITOR:
Glickenhaus & Co.

C.           COMPLETE ADDRESS OF DEPOSITOR’S PRINCIPAL EXECUTIVE OFFICES:

Glickenhaus & Co. 546 Fifth Avenue New York, New York 10036

D.           NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

COPY OF COMMENTS TO:
SETH M. GLICKENHAUS Glickenhaus & Co. 546 Fifth Avenue New York, New York 10036	MICHAEL R. ROSELLA, ESQ. Paul, Hastings, Janofsky & Walker LLP 75 East 55th Street New York, New York 10022 (212) 318-6800

E.           TITLE OF SECURITIES BEING REGISTERED:
An indefinite number of Units of Empire State Municipal Exempt Trust Series 185 is being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended and Rule 24f-2 thereunder.

F.           APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
As soon as practicable after the effective date of the Registration Statement.

✓ Check if it is proposed that this filing will become effective immediately upon filing on August 14, 2008, pursuant to Rule 487.

3,800 UNITS

DATED:  August 14, 2008

EMPIRE STATE MUNICIPAL EXEMPT TRUST, SERIES 185

The Empire State Municipal Exempt Trust, Series 185, is one of a series of similar but separate unit investment trusts the objective of which is to seek to obtain tax-exempt interest income through an investment in a fixed portfolio of long-term, investment grade bonds.  The portfolio consists primarily of long-term municipal bonds with average maturities of over 10 years.  The Sponsor is Glickenhaus & Co.  Please refer to the Investment Summary on the following page under Investment Strategy for a description of important information regarding selection of the bonds in the trust.

The minimum purchase is 1 Unit.

This Prospectus contains two parts.  Part A contains the Summary of Essential Information including summary material relating to the trust, the Portfolio and the Statement of Condition.  Part B contains more detailed information about the Empire State Municipal Exempt Trust.  Part A may not be distributed unless accompanied by Part B.

Read and retain this Prospectus for future reference.

The Securities and Exchange Commission has not approved or disapproved these Securities or passed upon the adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

EMPIRE STATE MUNICIPAL EXEMPT TRUST, SERIES 185
INVESTMENT SUMMARY

Use this Investment Summary to help you decide whether an investment in this Trust is right for you.  More detailed information can be found later in this Prospectus

Investment Objective.  The Empire State Municipal Exempt Trust, Series 185, is a unit investment trust the objective of which is to seek to obtain tax-exempt interest income through an investment in a fixed portfolio of long-term, investment grade tax-exempt bonds.  The portfolio consists primarily of long-term municipal bonds with average maturities of over 10 years.

Investment Strategy.  As of the Date of Deposit, all of the bonds in the portfolio are of investment grade quality, with ratings of at least Baa by Moody’s Investors Service, Inc. (“Moody’s”) or BBB by Standard & Poor’s Ratings Services (“Standard & Poor’s”).

The following factors, among others, were considered in selecting the bonds:

•      whether the bonds selected were issued by the State of New York (including its political subdivisions or authorities) or Puerto Rico (or other United States territories and their political subdivisions or authorities) so that the interest on such bonds would be exempt from regular federal, New York State and New York City income taxes imposed on the unit holders;

•      the maturity dates of the bonds (including whether such bonds may be called or redeemed prior to their stated maturity);

•      the diversity of the purpose of issue of bonds; and

•      the cost of the bonds relative to what the Sponsor believes is their value.

Risk Factors.  Investors can lose money by investing in the Trust.  The value of the units and the bonds held in the portfolio can each decline in value.  An investor should consider the following factors when deciding whether to purchase units of the Trust:

•      No assurance can be given that the Trust’s objective will be achieved. The objective is subject to the continuing ability of the respective issuers of the bonds to meet their obligations.

•      Municipal bonds are long-term fixed rate debt obligations that decline in value with increases in interest rates, an issuer’s worsening financial condition, a drop in bond ratings or when there is a decrease in the federal or New York State income tax rate.

•       The effective maturity of a long-term bond may be dramatically different than shorter term obligations.  Investors will receive early returns of principal when bonds are called or sold before they mature.  Investors may not be able to reinvest the money they receive at as high a yield or as long a maturity.

•      Changes in the tax treatment of bonds or a reduction in tax rates may have an adverse impact on the value of the units.

•      Since the portfolio of the Trust is fixed and not actively managed, in general the Sponsor can only sell bonds at the Trust’s termination or in order to meet redemptions.  As a result, the price at which a bond is sold may not be the highest price it attained during the life of the Trust.

•      Investors could lose interest income and/or principal if the issuer and the insurer of a bond both default in making their payment obligations.  The ratings of the bonds in the Trust may be adversely affected by changes in economic, political or other conditions.

EMPIRE STATE MUNICIPAL EXEMPT TRUST, SERIES 185
INVESTMENT SUMMARY

•    If a decrease in net asset value occurs and units of the Trust are tendered for redemption, the Trust may be forced to liquidate some of the bonds at a loss.  If such redemptions are substantial enough, this could trigger a complete and unexpected liquidation of the Trust before maturity, resulting in unanticipated losses for investors.

Taxes.  Exempt interest dividends paid by the Trust are generally exempt from regular federal income tax and, to the extent that exempt interest dividends paid by the Trust are derived from municipal bonds issued by New York State, Puerto Rico, other United States territories, or their respective political subdivisions, such exempt interest dividends are generally exempt from New York State and New York City personal income taxes for New York residents.  Each of the bonds in the Trust received an opinion from bond counsel rendered on the date of issuance confirming its tax-exempt status.

Distributions.  The Trust will distribute interest received by the Trust monthly.  The Trust pro-rates the interest distributed on an annual basis.

Each unit of the Trust at the Date of Deposit represents 1/3,800 fractional undivided interest in the $3,800,000 face amount of underlying bonds and net income of the Trust in the ratio of 1 unit for each $1,000 principal amount of underlying bonds (including contracts and funds for the purchase thereof) in the Trust.

Public Offering Price.  If the units of the Trust had been available for sale on August 13, 2008, the Public Offering Price per unit would have been $1,037.34.  The Public Offering Price of the units during the initial offering period is equal to:

•      the aggregate offering price of the bonds in the Trust’s portfolio divided by the number of units outstanding, plus

•      a sales charge equal to 4.9% of the aggregate offering price of Securities per unit, and

•      a pro rata portion of estimated organization costs.

During the initial offering period, sales of at least 250 units will be entitled to a volume discount from the Public Offering Price.  During the initial public offering period of the Trust, if you are already an investor in any unit investment trust with a fixed income portfolio and you sell units in such portfolio, you may purchase an equal amount in value of units of the Trust at a discount of $10.00 per unit.  The amount of your purchase is limited to your current investment.

The initial offering period lasts until all of the units have been sold, which is usually between thirty and ninety days from the Date of Deposit.

After the initial offering period the Public Offering Price of the units is equal to:

•      the aggregate bid price of the bonds in the Trust’s portfolio divided by the units outstanding, plus

•      a sales charge starting at 5.9%, which declines based upon the years to maturity of the bonds.

Market for Units.  The Sponsor currently intends to repurchase units from unit holders at prices based upon the aggregate bid price of the underlying bonds.  The Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason.  If the Sponsor stops repurchasing units, a unit holder may liquidate their units by redemption.  The price received from the Trustee by the unit holder for units being redeemed is also based upon the aggregate bid price of the underlying bonds.  Units can be sold at any time to the Sponsor or the Trustee without fee or penalty.

EMPIRE STATE MUNICIPAL EXEMPT TRUST, SERIES 185
INVESTMENT SUMMARY

FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly.  See Public Offering and Expenses and Charges.  Although the Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unit Holder Transaction Expenses
	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase during the Initial Offering Period (as a percentage of offering price)	4.9%	$50.55

Reimbursement to Sponsor for Estimated Organization Costs	.555%	$ 5.72

Estimated Annual Trust Operating Expenses (expenses deducted from Trust assets)

	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.076%	$ 0.75
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.105%	$ 1.03
Other Operating Expenses	.139%	$ 1.36

	.320%	$ 3.14

Example	Cumulative Expenses and Charges Paid for Period:
	1 year	3 years	5 years	10 years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated annual operating expense ratio of .320% and a 5% annual return on the investment throughout the periods	$594	$657	$720	$876

The example also assumes and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds.  The example should not be considered a representation of past or future expenses or annual rate of return.  The actual expenses and annual rate of return may be higher or lower than those assumed for purposes of the example.

EMPIRE STATE MUNICIPAL EXEMPT TRUST, SERIES 185
SUMMARY OF ESSENTIAL INFORMATION
AS OF AUGUST 13, 2008

Sponsor:	Glickenhaus & Co.	Evaluation Time:	12:00 p.m. Eastern time on the business day prior to the Date of Deposit and 2:00 p.m. Eastern time thereafter.
Trustee and Distribution Agent:	The Bank of New York Mellon
Evaluator:	CapeLogic, Inc.
Date of Deposit†:	August 14, 2008	Minimum Principal Distributions:	$1.00 per unit
Mandatory Termination Date:	February 15, 2047	Minimum Value of the Trust under which the Trust Agreement may be Terminated:	$1,000,000 or 20% of the principal amount of the bonds deposited in Trust, whichever is lower.
First Settlement Date:	August 19, 2008
Sales Charge and Organizational Costs		Monthly Record Dates:	15th Day of Month.
During the initial offering period investors pay a sales charge of 4.9% of the Public Offering Price.  Investors who purchase units during the initial offering period also pay a pro rata share of the costs incurred in organizing the Trust.  These organization costs include costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission (the “SEC”) and the states, and the initial audit of the Trust’s portfolio.  The initial sales charge is paid directly from the amount invested.  Investors who purchase shares after the initial offering period do not have to pay any of the organization costs but will pay a variable sales charge ranging from a maximum of 5.9% to a minimum of 1.0% based upon the maturity of each bond in the Trust.
		Monthly Payment Dates:	1st Day of Month.
		Semi-Annual Record Dates:	15th Day of November and May.
		Semi-Annual Payment Dates:	1st Day of December and June.
		Evaluator’s Fee:	$.50 per bond for each valuation.
		Trustee’s Annual Fee:	For each $1,000 principal amount of bonds in the Trust, $1.03 under the monthly and $0.63 under the semi-annual distribution plan.
Average Dollar Weighted Maturity of Bonds in the Trust:	26.66 Years.	Sponsor’s Annual Fee:	Maximum of $.75 per $1,000 principal amount of underlying Securities.

† The Date of Deposit is the date on which the Trust Agreement among the Sponsor, the Trustee and the Evaluator was signed and the deposit with the Trustee was made.

EMPIRE STATE MUNICIPAL EXEMPT TRUST, SERIES 185
SUMMARY OF ESSENTIAL INFORMATION
AS OF AUGUST 13, 2008

Aggregate Principal Amount of Bonds in Trust:	$3,800,000.00	*
Number of Units:	3,800
Fractional Undivided Interest in Trust Per Unit:	1/3,800
Total Value of Securities in Portfolio (Based on Offering Side Valuations of Securities):	$3,728,070.00
Sponsor’s Initial Repurchase Price Per Unit (Total Value of Securities divided by 3,800 Units):	$981.07	**
Plus Sales Charge of 4.9% (on sales of fewer than 250 Units):	50.55
Plus Organization Costs:	5.72
Public Offering Price Per Unit:	$1,037.34	***
Redemption Price Per Unit:	$980.55	****
Excess of Public Offering Price Over Redemption Price Per Unit:	$56.79
Excess of Public Offering Price Over Sponsor’s Initial Repurchase Price Per Unit:	$56.27

Sponsor’s Profit (Loss) on Deposit:	$29,044.00

	Monthly	Semi-Annual
Estimated Annual Interest Income Per Unit (includes cash income accrued only):	$49.12	$49.12
Less Estimated Annual Expenses:	3.14	2.69
Estimated Net Annual Interest Income Per Unit:	$45.98	$46.43
Estimated Interest Distribution Per Unit**:	$3.83	$23.22

• Date of First Distribution:	October 1, 2008	December 1, 2008
• Amount of First Distribution:	$3.32	$11.09
• Record Date of First Distribution:	September 15, 2008	November 15, 2008
• Date of Regular Distribution:	November 1, 2008 and thereafter	June 1, 2009 and thereafter
• Amount of Regular Distribution:	$3.83	$23.22
Estimated Current Return Based on Public Offering Price (includes cash income accrual only):	4.43%	4.48%
Estimated Long-Term Return:	4.40%	4.45%
Estimated Daily Rate of Net Interest Accrual Per Unit:	$.12775	$.12900

*	If a replacement bond is not acquired when a contract for the purchase of bonds fails, the aggregate principal amount of the bonds may be reduced. See “The Trust - General Considerations” in Part B.
**	Based, during the initial offering period, solely upon the offering prices of the Securities and thereafter on the bid prices of such Securities.
***
No accrued interest will be added to the Public Offering Price in connection with purchases of units contracted for on August 14, 2008.  With respect to purchases contracted for after such date, accrued interest from August 19, 2008 including, the date of settlement (normally three business days after order) will be added to the Public Offering Price.  In order to reduce the amount of accrued interest investors have to pay in addition to the Public Offering Price, the Trustee has agreed to advance to the Trust the amount of accrued interest due on Securities through and including August 19, 2008.

****
Based solely upon the bid prices of the Securities.  Upon tender for redemption, the price to be paid will include accrued interest as described in “Rights of Unit Holders—Redemption—Computation of Redemption Price per Unit” in Part B.

EMPIRE STATE MUNICIPAL EXEMPT TRUST, SERIES 185
PORTFOLIO SUMMARY
AS OF AUGUST 13, 2008

	Number	Percentages †
Number of municipal bonds	16	100.00%
General obligation bonds backed by the taxing power of that issuer	2	7.89%
Bonds payable from the income of specific projects or authorities and not supported by the issuer’s power to levy tax	14	92.11%
The bonds derived their income from the following primary source:
• Electric Light & Power	1	23.03%
• General Purpose	2	19.74%
• Higher Education	2	8.55%
• Industrial Improvements	4	18.42%
• Transportation	3	13.16%
• Water and Sewer	2	9.21%
As of the date of deposit the bonds in the trust are rated as follows:
• Moody’s
Aaa	3	13.16%
Aa	7	30.26%
A	5	39.47%
Not Rated	1	17.11%
Total	16	100.00%
• Standard & Poor’s
AAA	2	9.21%
AA	7	42.11%
A	4	36.18%
Not Rated	3	12.50%
Total	16	100.00%

Bonds initially deposited which were purchased on a “when issued” basis	0	0.00%
Bonds issued with “original issue discount”	5	34.87%
Zero coupon bonds	0	0.00%

†	Percentages based on the aggregate principal amount of the bonds in the Trust.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sponsor, Trustee, and Unit Holders of Empire State Municipal Exempt Trust, Series 185:

We have audited the Statement of Condition and related Portfolio of Empire State Municipal Exempt Trust, Series 185, as of August 14, 2008.  The Statement of Condition and Portfolio are the responsibility of the Sponsor.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of condition is free of material misstatement.  The trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trust’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of condition, assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of condition presentation.  Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Empire State Municipal Exempt Trust, Series 185 as of August 14, 2008, in conformity with accounting principles generally accepted in the United States of America.

DAVIS, GRABER, PLOTZKER & WARD LLP
New York, New York
August 14, 2008

EMPIRE STATE MUNICIPAL EXEMPT TRUST
 SERIES 185
Statement of Condition as of Date of Deposit
as of the Opening of Business, August 14, 2008

TRUST PROPERTY

Investment in Securities:
Contracts to purchase underlying Securities (1)(2)	$3,728,070.00
Accrued interest receivable (2)	45,500.00
Total	$3,773,570.00

LIABILITIES AND INTEREST OF UNIT HOLDERS

Liabilities:
Accrued interest receivable (2)	$45,500.00
$45,500.00
Interest of Unit holders:
Units of fractional undivided interest outstanding (3,800):
Cost to investors (3)	3,941,907.73
Less-Organization Costs (4)	21,750.00
Less—gross underwriting commission (5)	192,087.73
Net interest of Unit holders	3,728,070.00
Total	$3,773,570.00

(1)  Aggregate cost to the Trust of the Securities listed under “Portfolio” is based on offering side valuation determined by the Evaluator on the basis set forth under “Public Offering—Offering Price” in Part B.  The aggregate bid side evaluation of the Securities in the portfolio, as determined by the Evaluator, as of the Date of Deposit was $3,726,095.50. An irrevocable letter of credit issued by The Bank of New York Mellon, in an aggregate amount equal to or in excess of $3,773,570.00 has been deposited with the Trustee.  The amount of such letter of credit includes:  $3,728,070.00, the amount required to purchase the tax-exempt securities listed in the related portfolio, plus $45,500.00 covering accrued interest through expected dates of delivery.

(2)  On the basis set forth under “Rights of Unit Holders—Distribution of Interest and Principal” in Part B, the Trustee will advance an amount equal to the accrued interest on the Securities as of August 19, 2008 (the “First Settlement Date”), plus any cash received by the Trustee with respect to interest on the Securities prior to such date, and the same will be distributed to the Sponsor on the First Settlement Date.  Consequently, the amount of interest accrued on a Unit to be added to the public offering price thereof will include only such accrued interest from the First Settlement Date to the date of settlement, less all withdrawals and deductions from the Interest Account subsequent to the First Settlement Date made with respect to the Unit.

(3)  Aggregate public offering price (exclusive of interest) is computed on 3,800 Units on the basis set forth above under “Public Offering—Offering Price” in Part B.

(4)  A portion of the Public Offering Price consists of an amount sufficient to pay for all or a portion of the costs of establishing a Trust.  These costs have been estimated at $5.72 per Unit for the Trust.

(5)  A sales charge of 4.9% computed on 3,800 Units.  See “Public Offering—Offering Price” in Part B for volume discounts on sales of 250 Units or more.

EMPIRE STATE MUNICIPAL EXEMPT TRUST
 SERIES 185
Portfolio as of the Opening of Business, August 14, 2008

Port-folio No.	Ratings (1)	Principal Amount (2)	Represented by Contracts to Purchase Securities (3)	Coupon Rate and Maturity	Redemption Features Ant. –Anticipated S.F. – Sinking Fund Opt. – Optional (4)	Yield to Maturity	Cost of Securities to Trust (5)(6)

1.	Aa3/AA-	$ 175,000	New York Liberty Development Corporation Revenue Bonds (Goldman Sachs Headquarters Issue), Series 2005	5.250% 10/01/2035	-- --	5.11%	$ 178,325.00

2.	NR/AA-	650,000	Puerto Rico Housing Finance Authority, Capital Fund Modernization Program Subordinate Bonds (Puerto Rico Public Housing Projects), Series 2008 (Non-AMT)	5.125% 12/01/2027	12/01/2021 @ 100 S.F. 12/01/2018 @ 100 Opt.	5.18%	645,125.00

3.	A3/A	175,000	Hudson Yards Infrastructure Corporation, Hudson Yards Senior Revenue Bonds, Fiscal 2007 Series A	5.000% 02/15/2047	-- 02/15/2017 @ 100 Opt.	5.26%	167,300.00

4.	Aa3/AA	175,000	New York Convention Center Development Corporation Revenue Bonds (Hotel Unit Fee Secured) Series 2005 (AMBAC Insured)	5.000% 11/15/2044	11/15/2036 @ 100 S.F. 11/15/2015 @ 100 Opt.	5.15%	170,625.00

5.	Aaa/NR	175,000	Dormitory Authority of the State of New York, Fordham University Revenue Bonds, Series 2008B (Assured Guaranty Insured)	5.000% 07/01/2038	07/01/2034 @ 100 S.F. 07/01/2018 @ 100 Opt.	4.95%	175,665.00

6.	Aa3/NR	150,000	Dormitory Authority of the State of New York, New York University Insured Revenue Bonds, Series 2007A (AMBAC Insured)	5.000% 07/01/2037	07/01/2033 @ 100 S.F. 07/01/2017 @ 100 Opt	4.96%	150,375.00

7.	A2/A	175,000	Metropolitan Transportation Authority, Transportation Revenue Bonds, Series 2005F	5.000% 11/15/2035	11/15/2031 @ 100 S.F. 11/15/2015 @ 100 Opt.	5.06%	173,250.00

8.	A3/A-	875,000	Long Island Power Authority, Electric System General Revenue Bonds, Series 2006C	5.000% 09/01/2035	09/01/2034 @ 100 S.F. 09/01/2016 @ 100 Opt.	5.11%	861,000.00

9.	Aa3/AA	150,000	The City of New York General Obligation Bonds, Fiscal 2005 Series J	5.000% 03/01/2035	03/01/2031 @ 100 S.F. 03/01/2015 @ 100 Opt.	4.95%	150,375.00

10.	A1/AA-	100,000	New York City Transitional Finance Authority, Building Aid Revenue Bonds, Fiscal 2008 Series S-1	5.000% 01/15/2034	01/15/2030 @ 100 S.F. 01/15/2018 @ 100 Opt.	4.99%	100,000 .00

EMPIRE STATE MUNICIPAL EXEMPT TRUST
 SERIES 185
Portfolio as of the Opening of Business, August 14, 2008 (continued)

Port-folio No.	Ratings (1)	Principal Amount (2)	Represented by Contracts to Purchase Securities (3)	Coupon Rate and Maturity	Redemption Features Ant. –Anticipated S.F. – Sinking Fund Opt. – Optional (4)	Yield to Maturity	Cost of Securities to Trust (5)(6)

11.	Aa3/AA-	$ 175,000	The Port Authority of New York and New Jersey Consolidated Bonds, One Hundred Fifty-Third Series	4.750% 07/15/2033	-- 07/15/2018 @ 100 Opt.	4.80%	$ 173,600.00

12.	Aaa/AAA	175,000	New York City Municipal Water Finance Authority, Water and Sewer System Revenue Bonds, Fiscal 2008 Series DD (FSA Insured)	4.500% 06/15/2039	-- 06/15/2018 @ 100 Opt.	4.90%	163,905.00

13.	A2/AAA	175,000	New York State Urban Development Corporation, State Personal Income Tax Revenue Bonds (State Facilities and Equipment), Series 2007C	4.500% 03/15/2037	03/15/2034 @ 100 S.F. 03/15/2018 @ 100 Opt.	4.90%	164,237.50

14.	Aa1/AA+	175,000	New York State Environmental Facilities Corporation, State Clean Water and Drinking Water Revolving Funds Revenue Bonds (New York City Municipal Water Finance Authority Projects – Second Resolution Bonds), Series 2007 B	4.500% 06/15/2036	06/15/2033 @ 100 S.F. 06/15/2017 @ 100 Opt.	4.90%	164,412.50

15.	Aaa/NR	150,000	Haverstraw-Stony Point Central School District, Rockland County, New York School District Serial Bonds – 2007 (FSA Insured)	4.500% 10/15/2033	-- 10/15/2017 @ 100 Opt.	4.79%	143,625.00

16.	Aa3/A+	150,000	Triborough Bridge and Tunnel Authority (MTA Bridges and Tunnels), Subordinate Revenue Bonds, Series 2008D	4.500% 11/15/2028	-- 11/15/2018 @ 100 Opt.	4.69%	146,250.00

		$3,800,000					$3,728,070.00

The Notes following the Portfolio are an integral part of the Portfolio.

Notes to Portfolio

 (1)  Each bond’s Moody’s rating is provided in this column, immediately followed by its Standard & Poor’s rating.  The symbol “NR” in place of a Moody’s or Standard & Poor’s rating denotes that the respective rating agency has not provided a rating for the bond.  A corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific obligation.  This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees.  The bond rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.  A brief description of the rating symbols and their meanings is set forth under “Description of Bond Ratings” in Part B.

(2)  All bonds are represented by contracts to purchase.

(3)  All contracts to purchase the bonds were entered into from August 6, 2008 to  August 13, 2008.  All contracts are expected to be settled prior to or on the First Settlement Date of the Trust which is expected to be August 19, 2008.

(4)  This heading shows the year in which each issue of bonds is initially redeemable and the redemption price for that year unless otherwise indicated.  Each such issue continues to be redeemable at declining prices thereafter, but not below par.

“S.F.” indicates a sinking fund has been or will be established with respect to an issue of bonds.  In addition, certain bonds in the Trust may be redeemed in whole or in part other than by operation of the stated optional call or sinking fund provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such bonds.  A sinking fund is a reserve fund accumulated over a period of time for retirement of debt.  A sinking fund may be estimated based upon various factors or may be mandatory.

“Ant.” indicates the existence of anticipated redemptions at a price of 100%.  Under certain circumstances, these anticipated redemptions can be altered.  A callable bond is one which is subject to redemption or refunding prior to maturity at the option of the issuer.  A refunding is a method by which a bond issue is redeemed before maturity by the proceeds of a new bond issue.

Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par.  To the extent that the bonds were deposited in the Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units.  Conversely, to the extent that the bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the Units.  Monthly and semi-annual distributions generally will be reduced by the amount of the income which would otherwise have been paid with respect to redeemed bonds and there will be distributed to Unit holders the principal amount and any premium received on such redemption.  The estimated current return in this event may be affected by such redemptions.  The federal tax effect on Unit holders of such redemptions and resultant distributions is described in the section entitled “Tax Status” in Part B.

(5)  See Note (1) to “Statement of Condition as of Date of Deposit” regarding cost of bonds.  The offering prices are greater than the current bid prices of the bonds which is the basis on which Redemption Price per Unit is determined for purposes of redemption of Units (see the first paragraphs under “Public Offering—Offering Price” and “Rights of Unit Holders—Redemption—Computation of Redemption Price Per Unit” in Part B).  On the business day prior to the Date of Deposit the aggregate bid side valuation of the Securities in the Trust was lower than the aggregate offering side valuation by .053%.  Yield of bonds was computed on the basis of offering prices on the Date of Deposit.

Bonds identified as escrowed to maturity under “Portfolio” for the Trust in this Part A are priced to the maturity date not the call date.

(6)  Annual interest income to the Trust is $186,687.50.

UNDERWRITING ACCOUNT

The names and addresses of the Underwriters and the number of units of the Trust each has agreed to purchase from the Underwriting Account are:

Name	Address	Units Series 185
Glickenhaus & Co.	546 Fifth Avenue, New York, New York 10036	3,430
Bernard Herold & Co.	555 Madison Avenue, New York, New York 10022	170
Hennion & Walsh, Inc.	2001 Route 46, Waterview Plaza, Parsippany, New Jersey 07054	100
Stifel Nicolaus & Co., Inc.	650 Madison Avenue, 10th Floor, New York, New York 10022	100
		3,800

EMPIRE STATE MUNICIPAL EXEMPT TRUST	Prospectus Part B

Part B of this Prospectus may not be distributed unless accompanied by Part A

THE TRUST

Organization.  The Empire State Municipal Exempt Trust, Series 185 as designated in Part A (the “Trust”), is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a Trust Indenture and Agreement* (the “Trust Agreement”).  The Trust Agreement is dated the Date of Deposit and is among Glickenhaus & Co. as sponsor (the “Sponsor”), The Bank of New York Mellon, as trustee (the “Trustee”) and CapeLogic, Inc., as evaluator (the “Evaluator”).

Objective.  The objective of the Trust is to seek to obtain tax-exempt interest income through an investment in a fixed portfolio consisting primarily of long-term, investment grade municipal bonds with average maturities of  over 10 years.  No assurance can be given that the Trust’s objective will be achieved.

Portfolio.  The portfolio of the Trust consists of the Bonds described in “The Portfolio” in Part A. As of the Date of Deposit, all of the bonds in the portfolio are of investment grade quality, with ratings of at least Baa by Moody’s Investors Service, Inc. (“Moody’s”) or BBB by Standard & Poor’s Ratings Services (“Standard & Poor’s”).

The following factors, among others, were considered in selecting the Bonds:

•
whether the Bonds selected were issued by the State of New York (including its political subdivisions or authorities) or Puerto Rico (or other United States territories and their political subdivisions or authorities) so that the interest on such Bonds would be exempt from regular federal, New York State and New York City income taxes imposed on the unit holders;

•	the maturity dates of the Bonds (including whether such Bonds may be called or redeemed prior to their stated maturity);

•	the diversity of the purpose of issue of Bonds; and

•	the cost of the Bonds relative to what the Sponsor believes is their value.

Units.  Each Unit represents the fractional undivided interest in the principal and net income of the Trust.  If any Units of the Trust are redeemed after the date of this prospectus, the fractional undivided interest in the Trust

*	References in this Prospectus to the Trust Agreement are qualified in their entirety by the Trust Agreement which is incorporated herein by reference.

represented by each unredeemed Unit will increase.  Units will remain outstanding until redeemed or until the termination of the Trust Agreement for the related Trust.

RISK FACTORS

An investment in Units is subject to the following risks:

Failure of Issuers to Pay Interest and/or Principal.  The primary risk associated with an investment in Bonds is that the issuer of the Bond will default on principal and/or interest payments when due on the Bond.  Such a default would have the effect of lessening the income generated by the Trust and/or the value of the Trust’s Units.  The bond ratings assigned by a Nationally Recognized Statistical Rating Organization are an indication of the issuer’s ability to make interest and principal payments when due on its bonds.  Subsequent to the date of deposit the rating assigned to a bond may decline.  Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any bond.

Fixed-Rate Bonds.  An investment in Units of the Trust should be made with an understanding of the risks entailed in investments in fixed-rate bonds, including the risk that the value of such bonds (and, therefore, of the Units) will decline with increases in interest rates or a decrease in the federal or New York State income tax rate.  Inflation and economic recession are two of the major factors, among others, which contribute to fluctuations in interest rates and the values of fixed-rate bonds.

Original Issue Discount Bonds and Zero Coupon Bonds.  Certain of the Bonds in the Trust may be original issue discount bonds and/or zero coupon bonds.  Original issue discount bonds are bonds originally issued at less than the market interest rate.  Zero coupon bonds are original issue discount bonds that do not provide for the payment of any current interest.  For federal income tax purposes, original issue discount on tax-exempt bonds must be accrued over the term of the bonds.  On sale or redemption of the Bonds, the difference between (i) the amount realized (other than amounts treated as tax-exempt income) and (ii) the tax basis of such bonds (properly adjusted, in the circumstances described below, for the accrual of original issue discount) will be treated as taxable gain or loss.  See “Tax Status” herein.

“When Issued” and “Delayed Delivery” Bonds.  Certain Bonds in the Trust may have been purchased by the Sponsor on a “when issued” basis.  Bonds purchased on a “when issued” basis have not yet been issued by their governmental entity on the Date of Deposit (although such governmental entity had committed to issue such Bonds).  In the case of these and/or certain other Bonds, the delivery of the Bonds may be delayed (“delayed delivery”) or may not occur.  The effect of the Trust containing “delayed delivery” or “when issued” Bonds is that Unit holders who purchased their Units prior to the date such Bonds are actually delivered to the Trustee may have to make a downward adjustment in the tax basis of their Units.  Such downward adjustment may be necessary to account for interest accruing on such “when issued” or “delayed delivery” Bonds during the time between their purchase of Units and delivery of such Bonds.

Redemption or Sale Prior to Maturity.  Most of the Bonds in the Portfolio of the Trust are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions.  A call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price.  Such price valuation is likely to be higher in periods of declining interest rates.  Certain of the Bonds may be sold or redeemed or otherwise mature.  In such cases, the proceeds from such events will be distributed to Unit holders and will not be reinvested.  Thus, no assurance can be given that the Trust will retain for any length of time its present size and composition.  To the extent that a Bond was deposited in the Trust at a price higher than the price at which it is redeemable, or at a price higher than the price at which it is sold, a sale or redemption will result in a loss in the value of Units.  Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to sold or redeemed bonds.  The Estimated Current Return and Estimated Long-Term Return of the Units may be adversely affected by such sales or redemptions.

Market Discount.  The Portfolio of the Trust may consist of some Bonds whose current market values were below face value on the Date of Deposit.  A primary reason for the market value of such Bonds being less than face value at maturity is that the interest rate of such Bonds is at lower rates than the current market interest rate for comparably rated Bonds.  Bonds selling at market discounts tend to increase in market value as they approach maturity.  A market discount tax-exempt Bond held to maturity will have a larger portion of its total return in the form of taxable ordinary income and less in the form of tax-exempt income than a comparable Bond bearing interest at current market rates.  Under the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), income attributable to market discount may be taxable but not realized until maturity, redemption or sale of the Bonds or Units. See “Tax Status” herein.

Failure of a Contract to Purchase Bonds and Substitution of Bonds.  In the event of a failure to deliver any Bond that has been purchased for the Trust under a contract (“Failed Bonds”), the Sponsor is authorized to purchase other bonds (“Replacement Bonds”).  The Trustee shall pay for Replacement Bonds out of funds held in connection with the Failed Bonds and will accept delivery of such Bonds to make up the original corpus of the Trust.  The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract, and the purchase price (exclusive of accrued interest) may not exceed the principal attributable to the Failed Bonds.  Whenever a Replacement Bond has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Unit holders of the Trust of the acquisition of the Replacement Bond and shall, on the next monthly Payment Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Bond exceeded the cost of the Replacement Bond.  In addition, a Replacement Bond must:

•
be a tax-exempt bond which was issued by the State of New York (including its political subdivisions or authorities) or Puerto Rico (or other United States territories and their political subdivisions or authorities);

•	have a fixed maturity or disposition date not exceeding that of the Failed Bond it replaces;

•	be purchased at a price that results in a yield to maturity and in a current return which is approximately equivalent to the yield to maturity and current return of the Failed Bond which it replaces;

•	shall not be a “when issued” Bond; and

•	be rated at least Baa by Moody’s or BBB by Standard & Poor’s.

If the right of limited substitution described above shall not be used to acquire Replacement Bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Bonds to all Unit holders of the Trust, and distribute the principal and accrued interest (at the coupon rate of such Failed Bond, or earned original issue discount in the case of zero coupon bonds, from the Deposit Date to the date the Sponsor notifies the Trustee that it will not purchase Replacement Bonds) attributable to such Failed Bonds on the next monthly Payment Date which is more than 30 days thereafter.  In the event a Replacement Bond is not acquired by the Trust, the Estimated Net Annual Interest Income per Unit for the Trust would be reduced and the Estimated Current Return thereon might be lowered.

Risks Inherent in an Investment in Different Types of Bonds.  The Trust may contain or be concentrated in one or more of the classifications of Bonds referred to below.  A Trust is considered to be “concentrated” in a particular category when the Bonds in that category constitute 25% or more of the aggregate value of the Portfolio.  An investment in Units of the Trust should be made with an understanding of the risks that these investments may entail, certain of which are described below.

General Obligation Bonds.  Certain of the Bonds in the Portfolio may be general obligations of a governmental entity that are secured by the taxing power of the entity.  General obligation bonds are backed by the issuer’s pledge of its full faith, credit and taxing power for the payment of principal and interest.  The taxing power of any governmental entity may be limited, however, by provisions of state constitutions or laws.  An entity’s credit will depend on many factors:  tax base, reliance on federal or state aid, and factors which are beyond the entity’s control.

Appropriations Bonds.  Certain Bonds in the Trust may be Bonds that are, in whole or in part, subject to and dependent upon either the governmental entity making appropriations from time to time or the continued existence of special temporary taxes which require legislative action for their reimposition.  The availability of any appropriation is subject to the willingness or ability of the governmental entity to continue to make such special appropriations or to reimpose such special taxes.  The obligation to make lease payments exists only to the extent of the monies available to the governmental entity therefor, and no liability is incurred by the governmental entity beyond the monies so appropriated.  Once an annual appropriation is made, the governmental entity’s obligation to make lease rental payments is absolute and unconditional regardless of any circumstances or occurrences which might arise.  In the event of non-appropriation, certificateholders’ or bondowners’ sole remedy (absent credit enhancement) generally is limited to repossession of the collateral for resale or releasing.  In the event of non-appropriation, the Sponsor may instruct the Trustee to sell such Bonds.

Industrial Development Revenue Bonds (“IDRs”).  IDRs including pollution control revenue bonds, are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects.  These projects are usually operated by corporate entities.  IDRs are not general obligations of governmental entities backed by their taxing power.  Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer.  Payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor.  Such corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.

Hospital and Health Care Facility Bonds.  The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors.  Some such factors are the level of payments received from private third-party payors and government programs and the cost of providing health care services.  There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs associated with their bonds.  It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services.  Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business.  There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

Housing Bonds.  Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects.  Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families.  Single-family mortgage revenue bonds are issued for the purpose of acquiring notes secured by mortgages on residences.  The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors.  Such factors include:  occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims.  All single family mortgage revenue bonds and certain multi-family housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool.  Therefore, the average life of housing obligations cannot be determined.  However, the average life of these obligations will ordinarily be less than their stated maturities.  Mortgage loans are frequently partially or completely prepaid prior to their final stated maturities.  To the extent that these obligations were valued at a premium when a Unit holder purchased Units, any prepayment at par would result in a loss of capital to the Unit holder and reduce the amount of income that would otherwise have been paid to Unit holders.

Power Bonds.  The ability of utilities to meet their obligations with respect to bonds they issue is dependent on various factors.  These factors include the rates they may charge their customers, the demand for a utility’s services and the cost of providing those services.  Utilities may also be subject to extensive regulations relating to the rates which they may charge customers.  Utilities can experience regulatory, political and consumer resistance to rate increases.  Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases.  Utilities are additionally subject to increased costs due to governmental environmental regulation and decreased profits due to increasing competition.  Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility’s results of operations.  The Sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to Bonds.

Water and Sewer Bonds.  Water and sewer bonds are generally payable from user fees.  The ability of state and local water and sewer authorities to meet their obligations may be affected by a number of factors.  Some such factors are the failure of municipalities to utilize fully the facilities constructed by these authorities, declines in revenue from user charges, rising construction and maintenance costs, impact of environmental requirements, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs, the impact of “no growth” zoning ordinances and the continued availability of federal and state financial assistance and of municipal bond insurance for future bond issues.

University and College Bonds.  The ability of universities and colleges to meet their obligations is dependent upon various factors.  Some of these factors include the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities.  Also, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education may affect an institution’s ability to make payment on its own.

Lease Rental Bonds.  Lease rental bonds are predominantly issued by governmental authorities that have no taxing power or other means of directly raising revenues.  Rather, the authorities are financing vehicles created solely for the construction of buildings or the purchase or equipment that will be used by a state or local government.  Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds.  Lease rental bonds are subject to the risk that the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year.  These bonds are also subject to the risk of abatement in many states as rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee.  Also, in the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project.

Capital Improvement Facility Bonds.  The Portfolio of a Trust may contain Bonds which are in the capital improvement facilities category.  Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency.  The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

Solid Waste Disposal Bonds.  Bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products.  The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis.  Also, increasing environmental regulation of the federal, state and local level has a significant impact on waste disposal facilities.  While regulation requires most waste producers to use waste disposal facilities, it also imposes significant costs on the facilities.

Moral Obligation Bonds.  The Trust may also include “moral obligation” bonds.  If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question.  Thus, such a commitment generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation of debt of the state.  The agencies or authorities generally have no taxing power.

Refunded Bonds.  Refunded bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date.  These obligations are generally non-callable prior to maturity or the predetermined redemption date.  In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

Airport, Port and Highway Bonds.  Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports, highways and port authorities.  Airport operating income may be affected by the ability of airlines to meet their obligations under the agreements with airports.  Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings.  Payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility.  The Sponsor cannot predict what effect conditions may have on revenues which are dependent for payment on these bonds.

Special Tax Bonds.  Special tax bonds are payable for and secured by the revenues derived by a municipality from a particular tax.  Examples of special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor.  Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality.  Payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax.  Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

Tax Allocation Bonds.  Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located.  Bond payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates.  Special risk considerations include:  variations in taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

Transit Authority Bonds.  Mass transit is generally not self-supporting from fare revenues.  Additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service.  Often such financial resources include federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax.  If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

Convention Facility Bonds.  The Portfolio of a Trust may contain Bonds of issuers in the convention facilities category.  Bonds in the convention facilities category include special limited obligation securities issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations.  The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments.  In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

Correctional Facility Bonds.  The Portfolio of a Trust may contain Bonds of issuers in the correctional facilities category.  Bonds in the correctional facilities category include special limited obligation securities issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/or appropriations.

Special Factors Affecting New York

The following information represents special considerations regarding investment in New York municipal obligations.  This information provides only a brief summary, it does not purport to be a complete description and is largely based on information drawn from Official Statements relating to securities offerings of New York municipal obligations available as of the date of this Prospectus.  The Sponsor has not independently verified the accuracy and completeness of the information contained in such Official Statements.

There can be no assurance that current or future statewide, regional or national economic difficulties, and the resulting impact on New York State (the “State”) or local government finances generally, will not adversely affect the market value of New York municipal obligations held by the Trust or the ability of particular issues to make timely payments of debt service on these obligations.

General. Over the long term, the State and the City of New York (the “City”) face serious potential economic problems. The City accounts for approximately 41% of the State’s population and personal income, and the City’s financial health affects the State in numerous ways. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City also has had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

The financial condition of the State is affected by various national, economic, social and environmental policies and conditions. In particular, interest rate risk and equity market volatility pose a particularly large degree of uncertainty for the State. Although the State’s Division of the Budget (“DOB”) projects the current national recession to be mild, there are a number of factors that pose a particularly large degree of risk for New York due to the uncertainty in the financial and capital markets. The State’s tax revenues are more reliant on the financial sector of the economy than are other states and other regions of the nation. The full extent of the losses associated with subprime debt remains unclear, and escalating losses could result in a further delay in the recovery of Wall Street profits and bonuses. If inflation rates accelerate, the Federal Reserve may choose to reverse its current policy and increase rates, which traditionally has had adverse effects on the State economy. In addition, should the State’s real estate market cool more rapidly than anticipated, household consumption and taxable capital gains realizations could be negatively affected. High energy prices also pose a particular risk to the State’s tourism sector.

Other significant risks to the current economic forecast include: (i) global political instability, including the uncertain conflicts in Afghanistan, Iraq, and the Middle East in general; (ii) high oil prices which could adversely affect many different sectors of the national and State economies; (iii) weakness of consumer spending or a failure of investment spending to commence growth during the year, which could worsen recessionary conditions; and (iv) the potential for future terrorist attacks on U.S. soil.

Economic Condition and Outlook. Following the State’s recovery from the recession of the early 2000s, it now appears that the State economy is entering a recession that is projected to be mild compared to the two past recessions. The financial markets showed strong performance in the first half of 2007. The subsequent national economic downturn has affected the State economy, although the State’s downturn is likely to occur with a lag relative to the national economy. Tightening in the credit markets, along with the volume of writedowns of bad debt related to subprime mortgage-backed assets, are likely to continue to have a significant adverse affect on the State’s economy. The State’s economy is heavily concentrated in the information, finance, and business service sectors–more than half of the State’s economic output comes from these sectors. As a result, wage growth for the State is projected to increase at a lower rate than the projected national rate. Recent figures indicate that State unemployment rates are slightly better than national unemployment figures, but projections for wage growth are higher at the national level. In March 2008, the unemployment rate in New York was 5.1 percent, compared with the national rate of 5.2 percent. The DOB projects State wage growth to be 2.7% for 2008, as compared to projections of wage growth of 3.1% for 2008 at the national level.

The City has a highly diversified economic base, with a substantial volume of business activity in the service, wholesale and retail trade and manufacturing industries and is the location of many securities, banking, law, accounting, new media and advertising firms. With a population of approximately 8,000,000, the City is an international center of business and culture, and a leading tourist destination. The City experienced an economic slowdown that began in 2001 as a result of the September 11 attack, a national economic recession and a downturn in the securities industry, and came to an end in 2003. Since then, Wall Street activity, tourism, and the real estate market have driven a broad based economic recovery, up until the economic slowdown that began in the second half of calendar year 2007.

Current and Outyear Fiscal Projections. The State Governor’s Executive Budget for the 2008-09 fiscal year projected ending the 2008-09 fiscal year in balance on a cash basis, with a closing balance in the General Fund of $2.2 billion, and projected gaps of $3.3 billion in fiscal year 2009-10, $5.7 billion in fiscal year 2010-11, and $6.8 billion in fiscal year 2011-12. The DOB notes that the Enacted Budget (similar to the Governor’s Executive Budget) also projects ending the 2008-09 fiscal year in balance on a cash basis, projecting a closing fund balance in the General Fund of $2.0 billion and projected gaps of approximately $5.0 billion in fiscal year 2009-10, $7.7 billion in fiscal year 2010-11 and $8.8 billion in fiscal year 2011-12. Supplemental information released on May 28, 2008 indicates that tentative collective bargaining agreements with 11 public employee unions will result in a General Fund closing balance of $1.89 billion for fiscal year 2008-09, and increased outyear budget gaps in the range of $70 to $100 million per year.

The City’s current financial plan (the “Financial Plan”) projects budget balance in the 2008 and 2009 fiscal years in accordance with GAAP as in effect through June 30, 2008. The City’s Financial Plan projects gaps of $1.6 billion, $3.4 billion and $4.4 billion in fiscal years 2009 through 2011, respectively. Since the previous financial plan, the Financial Plan reflects an increase in projected net revenues of $2.3 billion in fiscal year 2008 and decreases in projected net revenues of $398 million, $2 billion and $1.6 billion in fiscal years 2009 through 2011, respectively.

General Government Results. An operating surplus of $202 million was reported in the General Fund for the fiscal year ended March 31, 2007. As a result the General Fund had an accumulated fund balance of $2.4 billion.

The State completed its fiscal year ended March 31, 2007, with a combined Governmental Funds operating deficit of $45 million as compared to a combined Governmental Funds operating surplus in the preceding fiscal year of $3.8 billion. The combined 2006-07 operating deficit of $45 million is due in significant part to an $840 million deficit in the Special Revenue Fund.

As the State completed the 2006-07 fiscal year, its governmental funds reported a combined fund balance of $12.1 billion. Included in the 2006-07 fiscal year’s total change in fund balance is an operating surplus of $202 million in the State’s General Fund. The General Fund operating surplus is attributable to several factors including an increase of $1.4 billion in personal income tax revenue, a $1.4 billion increase in business taxes and a $746 million increase in miscellaneous revenues, offset by a $323 million decline in consumption and use tax revenue.

Much of the increase in tax revenues is related to improvement in the State’s economy and tax increases enacted for personal income. The increase in General Fund revenues was offset by a $3.6 billion increase in expenditures.

Local assistance expenditures increased by nearly $2.8 billion due primarily to increased spending for medical assistance and income maintenance programs. State operations increased $798 million due primarily to negotiated salary increases, increased health insurance costs and employer pension costs. The State ended the 2006-07 fiscal year with a General Fund accumulated fund balance of $2.4 billion. The increase of the fund balance is due primarily to an increase in tax revenues as a result of an increase in the personal income tax rate and an improving State economy.

Overall Financial Position. The State reported net assets of $48.9 billion as of March 31, 2007, which was comprised of $62.7 billion in capital assets reported net of related debt, $7.3 billion in restricted net assets offset by an unrestricted net assets deficit of $21.1 billion. Net assets reported for governmental activities decreased by $670 million from a year ago, decreasing from $46.0 billion to $45.3 billion. Unrestricted net assets–the part of net assets that can be used to finance day-to-day operations without constraints established by debt covenants, enabling legislation, or other legal requirements–had a deficit of $21.7 billion at March 31, 2007. The deficit in unrestricted governmental net assets, which declined by nearly $786 million in 2007, exists primarily because the State has issued debt for purposes not resulting in a capital asset related to governmental activities. Such outstanding debt included securitizing the State’s future tobacco settlement receipts ($4.1 billion), eliminated the need for seasonal borrowing by Local Government Assistance Corporation ($4.2 billion), local highway and bridge projects ($3.3 billion), local mass transit projects ($2.3 billion), and a wide variety of grants and other expenditures not resulting in governmental capital assets ($8.6 billion). This deficit in unrestricted net assets of governmental activities can be expected to continue for as long as the State continues to have obligations outstanding for purposes other than the acquisition of governmental capital assets.

Net assets for business-type activities increased by $463 million (14.8 percent) to $3.6 billion in 2007 compared to $3.1 billion in 2006. The increase in net assets for business-type activities was caused primarily by employer contributions and other revenues exceeding unemployment benefit payments for the Unemployment Insurance Fund ($178 million), SUNY and CUNY Senior College operating revenues and State support exceeding operating expenses ($255 and $56 million, respectively), and offset by Lottery losses of $26 million. As of June 30,

2006, $8.4 billion in debt had been issued and was outstanding to finance capital assets of the State’s colleges and universities.

General Fund Budgetary Highlights. General Fund expenditures exceeded receipts by $212 million in 2006- 07. The General Fund ended the fiscal year with a closing cash fund balance of $3.05 billion, which consisted of $1.03 billion in the Tax Stabilization Reserve Account (the State’s “rainy day” reserve), $278 million in the Community Projects Account, $21 million in the Contingency Reserve Account, and $1.71 billion in general reserves.

The State’s 2007-08 fiscal year capital budget calls for it to spend $7.7 billion for capital projects, of which $3.8 billion is for transportation projects. To pay for these capital projects the State plans to use $220 million in general obligation bond proceeds, $4.1 billion in other financing arrangements with public authorities, $1.8 billion in Federal funds, and $1.6 billion in funds on hand or received during the year.

Debt Administration. There are a number of methods by which the State may incur debt. The State has obtained long-term financing in the form of voter-approved General Obligation debt (voter approved debt), including lease-purchase and contractual obligations where the State’s legal obligation to make payments is subject to and paid from annual appropriations made by the Legislature or assignment of revenue in the case of Tobacco Settlement Revenue Bonds. One minor exception, Equipment Capital Leases and Building Capital Leases which represent $244 million as of March 31, 2008, do not require Legislature or voter approval. The State administers its long-term financing needs as a single portfolio of state-supported debt that includes general obligation bonds and other obligations of both its governmental activities and business-type activities. Most of the debt reported under business-type activities, all of which was issued for capital assets used in those activities, is supported by payments from resources generated by the State’s Governmental Activities–thus it is not expected to be repaid from resources generated by business-type activities.

At March 31, 2008, the State had $1.8 billion in State-supported variable rate bonds outstanding and $5.9 billion in interest rate exchange agreements, where the State issues variable rate bonds and enters into a swap agreement that converts the rate effectively to a fixed rate. In addition, the State had $2.4 billion in convertible bonds, which bear a fixed rate until future mandatory tender dates, at which time they can convert to either a fixed or variable rate.

At March 31, 2008, variable rate bonds, net of those subject to the fixed rate swaps, were equal to 4.1% of the State-supported bonded debt portfolio. At March 31, 2007, the State had $48.8 billion in bonds, notes, and other financing agreements outstanding compared with $47.1 billion the year before, an increase of $1.7 billion.

The State Constitution, with exceptions for emergencies, limits the amount of general obligation bonds that can be issued to that amount approved by the voters for a single work or purpose in a general election. The State Finance Law, through the Debt Reform Act of 2000 (the “Act”), also imposes phased-in caps on new State supported debt issued and related debt service costs. The Act also limits the use of debt to capital works and purposes, and establishes a maximum length of term for repayment of 30 years. The Act applies to all State supported debt. The Debt Reform Act does not apply to debt issued prior to April 1, 2000, or to other obligations issued by public authorities where the State is not the direct obligor.

The construction of certain State office buildings, campus facilities, and other public facilities has been financed through bonds and notes issued by public benefit corporations pursuant to lease/purchase agreements with the State. The State has also entered into financing arrangements with public benefit corporations that have issued bonds to finance past State budgetary deficits and grants to local governments for both capital and operating purposes. These lease/purchase and other financing arrangements which the State will repay over the duration of the agreements constitute long-term liabilities. The amount included in obligations under lease/purchase and other financing arrangements consists of total future principal payments and equals the outstanding balance of the related bonds and notes. Reporting relative to capitalized interest is also not included for leased capital assets.

Risk Management. The State does not insure its buildings or their contents against theft, fire or other risks and does not insure its automobiles against the possibility of bodily injury and property damage. However, the State does have fidelity insurance on State employees. Workers’ compensation coverage is provided on a self-insurance basis.

Litigation. The State is a defendant in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State arising from alleged torts, alleged breaches of contracts, condemnation proceedings, and other alleged violations of state and federal laws.

Included in the State’s outstanding litigation are a number of cases challenging the legality or the adequacy of a variety of significant social welfare programs primarily involving the State’s Medicaid and mental health programs. Adverse judgments in these matters generally could result in injunctive relief coupled with prospective changes in patient care that could require substantial increased financing of the litigated programs in the future.

Actions commenced by several Indian nations which include the St. Regis Mohawk Indian Nation, the Oneida Indian Nation and the Cayuga Indian Nation claim that significant amounts of land were unconstitutionally taken from the Indians in violation of various treaties and agreements during the eighteenth and nineteenth centuries.

The claimants seek recovery of thousands of acres of land as well as compensatory and punitive damages. With respect to pending and threatened litigation, the State has reported, in the governmental activities, liabilities of $151 million for awarded and anticipated unfavorable judgments. In addition, the State is a party to other claims and litigation that its legal counsel has advised may result in possible adverse court decisions with estimated potential losses of nearly $262 million.

Ratings. As of August 2008, all outstanding general obligation bonds of the State of New York are rated AA by Standard & Poor’s and Aa3 by Moody’s. As of August 2008, all outstanding general obligation bonds of the City of New York are rated AA by Standard & Poor’s and Aa3 by Moody’s. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

Local Issuances. It should be noted that the creditworthiness of obligations issued by local New York issuers may be unrelated to the creditworthiness of obligations issued by the State, and there is no obligation on the part of the State to make payment on such local obligations in the event of default.

Puerto Rico Bonds.  Certain of the Bonds in the Trust may be general obligations and/or revenue bonds of issuers located in the Commonwealth of Puerto Rico (“Puerto Rico” or the “Commonwealth”).  These Bonds will be affected by general economic conditions in Puerto Rico.  The economy of Puerto Rico is closely linked to the United States economy.  Factors affecting the United States economy usually have a significant impact on the performance of the Puerto Rico economy.  These factors, which are further discussed below, include exports, direct investment, the amount of federal transfer payments, the level of interest rates, the level of oil prices, the rate of inflation, and tourist expenditures.

Geographic Location and Demography. Puerto Rico is the fourth largest of the Caribbean islands and is located approximately 1,600 miles Southeast of New York. It is approximately 100 miles long and 35 miles wide. According to the United States Census Bureau, the population of Puerto Rico was approximately 3,808,610 in 2000 (3,927,776 as of July 1, 2006, according to a United States Census Bureau estimate), compared to 3,522,000 in 1990. However, the Puerto Rico Planning Board (the “Planning Board”) estimates that as of July 2010, the population will be approximately 4,022,446.

Relationship with the United States. Puerto Rico came under the sovereignty of the United States with the signing of the Treaty of Paris on December 10, 1898, at the conclusion of the Spanish-American War. Puerto Ricans became citizens of the United States in 1917, by virtue of the Jones Act, approved by the Congress of the United States. In 1950, the Congress of the United States enacted Public Law 600 in order to provide for an increased Puerto Rican self-government. This law set forth the political, economic and fiscal relationship between Puerto Rico and the United States. It also provided for the drafting and adoption of a local constitution on July 25, 1952. The Constitution of Puerto Rico was drafted by a Constituent Commission, approved in a special referendum by the people of Puerto Rico, amended and ratified by the United States Congress, and subsequently approved by the President of the United States. The official designation of the Government or body politic has henceforth been “Estado Libre Asociado,” which literally translates to “Free Associated State,” and has been called “Commonwealth” by the United States Government.

The United States and the Commonwealth share a common defense, market and currency. Puerto Rico exercises virtually the same control over its internal affairs as any of the fifty states of the United States. However, it differs from the states in its relationship with the United States federal government. The people of Puerto Rico are citizens of the United States but do not vote in national elections (they can only vote in local (Puerto Rico) elections). The people of the Commonwealth are represented in Congress by a Resident Commissioner who has a voice in the House of Representatives and limited voting power. Puerto Rico is a self-governing commonwealth in association with the United States. The chief of state of the Commonwealth is the President of the United States. The head of government is an elected Governor. There are two legislative chambers: the House of Representatives, 51 seats, and the Senate, 27 seats.

While Puerto Rico has authority over its internal affairs, the United States controls interstate trade, foreign relations and commerce, customs administration, control of air, land and sea, immigration and emigration, nationality and citizenship, currency, maritime laws, military service, military bases, army, navy and air force, declaration of war, constitutionality of laws, jurisdictions and legal procedures, treaties, radio and television communications, agriculture, mining and minerals, highways, postal system; social security, and other areas generally controlled by the federal government in the United States. Puerto Rican institutions control internal affairs unless U.S. law is involved, as in matters of public health and pollution. The major differences between Puerto Rico and the 50 states are its local taxation system and its exemption from certain provisions of the Code, its lack of voting representation in either house of the U.S. Congress, the ineligibility of Puerto Ricans to vote in presidential elections, and its lack of assignation of some revenues reserved for the states.

Economy. The Commonwealth has established policies and programs directed principally at developing the manufacturing and services sectors of the economy and expanding and modernizing the Commonwealth’s infrastructure. Domestic and foreign investment have been stimulated by selective tax exemptions, development loans, and other financial and tax incentives. Infrastructure expansion and modernization have been to a large extent financed by bonds and notes issued by the Commonwealth, its public corporations and municipalities.

Economic progress has been aided by significant increases in the levels of education and occupational skills of the Commonwealth’s population.

The economy of Puerto Rico is closely linked to the United States economy. The following exogenous variables are affected by the United States economy: exports, direct investment, transfer payments, interest rates, inflation and tourist expenditures. During fiscal year 2007 (July 2006 through June 2007), approximately 77% of Puerto Rico’s exports went to the United States mainland, which was also the source of approximately 50% of Puerto Rico’s imports.

Puerto Rico enjoyed almost two decades of economic expansion through fiscal year 2001. Almost every sector of the economy participated, and record levels of employment were achieved. Factors behind this expansion included government-sponsored economic development programs, periodic declines in the value of the United States dollar, increased in the level of federal transfers, a significant expansion in construction investment driven by infrastructure projects and private investment, primarily in housing, the relatively low cost of borrowing and low oil prices. In fiscal year 2007, however, Planning Board figures indicate that the economy of Puerto Rico registered a decline of 1.8% in real gross product.

The dominant sectors of the Puerto Rico economy are manufacturing and services. The manufacturing sector has undergone fundamental changes over the years as a result of increased emphasis on higher wage, high technology industries, such as pharmaceuticals, electronics, computers, microprocessors, professional and scientific instruments and certain high technology machinery and equipment. The service sector, including finance, insurance, real estate, wholesale and retail trade and tourism, also plays a major role in the economy. It ranks second only to manufacturing in contribution to the gross domestic product and leads all sectors in providing employment.

Puerto Rico is heavily dependent on oil imports for the production of electricity. As a result of the construction of two cogeneration plants, however, one of which is fueled by liquefied natural gas and the other by coal, Puerto Rico’s dependence on oil imports for the production of electricity has been reduced from 99% to 74%.

The Commonwealth’s gross product in fiscal year 2007 was approximately $58.7 billion. This represents an increase in gross product of 23.7% from fiscal year 2003. Since fiscal year 1985, personal income, both aggregate and per capita, has increased consistently each fiscal year. In fiscal year 2007, aggregate personal income was $53.1 billion and personal income per capita was $13,491.

According to the Department of Labor and Human Resources Household Employment Survey (the “Survey”), average employment increased from 1,188,000 in fiscal year 2003 to 1,263,000 in fiscal year 2007. The average unemployment rate decreased from 12.1% in fiscal year 2003 to 10.4% in fiscal year 2007.

According to the Survey, during the first eight months in fiscal year 2008, total monthly seasonally adjusted employment averaged 1,214,800 compared to 1,262,900 in the same period of fiscal year 2007, a decrease of 3.8%. The unemployment rate increased to 11.2% during the first eight months of fiscal year 2008 from 10.3% during the same period of fiscal year 2007. Total employment for January 2008 was 1,226,000, a decrease of 61,000 compared to the same month in 2007.

The Planning Board’s real gross domestic product forecast for fiscal year 2008, made in March 2008, projects a decrease of 2.1%.

Debt, Revenues and Expenditures. The Constitution of Puerto Rico limits the amount of general obligation (full faith and credit) debt that can be issued or guaranteed by the Commonwealth. The Commonwealth’s policy has been and continues to be to maintain the amount of such debt prudently below the constitutional limitation.

Direct debt of the Commonwealth is supported by Commonwealth taxes. Debt of municipalities of the Commonwealth, other than bond anticipation notes, is supported by real and personal property taxes and municipal license taxes. As of December 31, 2007, total public sector debt of the Commonwealth (in thousands) was equal to $45,932,973.

General Fund total revenues for fiscal year 2007 were $8,890 million, representing an increase of $349 million, or 4.1%, from fiscal year 2006 revenues. Expenditures for fiscal year 2007 are currently projected at $9.221 billion, which is $267 million, or 2.9%, lower than the $9.488 billion initially budgeted. These projections take into consideration $160 million in a portion of savings from the 10% budget reserve and $107 million in health-related expenditure reductions.

Ratings. As of August 2008, the Commonwealth of Puerto Rico has a BBB- credit rating from Standard & Poor’s and a Baa3 from Moody’s on general obligation bond issues.  Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

Local Issuances. It should be noted that the creditworthiness of obligations issued by local Pennsylvania issuers may be unrelated to the creditworthiness of obligations issued by the Commonwealth of Puerto Rico, and there is no obligation on the part of the Commonwealth to make payments on such local obligations in the event of default.

The preceding discussion provides only a brief summary of economic factors that may affect the market values of Puerto Rico municipal obligations.  There can be no assurance that current or future economic difficulties in the United States or Puerto Rico and the resulting impact on Puerto Rico will not adversely affect the market value of Puerto Rico municipal obligations held by the Trust or the ability of particular issuers to make timely payments of debt service on these obligations.  The information provided in this section is largely based on information drawn from Official Statements relating to securities offerings of Puerto Rico municipal obligations as of the date of this

Prospectus.  The Sponsor has not independently verified the accuracy and completeness of the information contained in such Official Statements.

Litigation, Legislation, and Regulations.  To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trust.  At any time after the Date of Deposit, litigation may be initiated on a variety of grounds, or legislation or regulations may be enacted, with respect to Bonds in the Trust or to the Trust itself.  If the Sponsor or the Trustee determines that litigation or compliance with legislation or regulations so requires, the Trust may be terminated and liquidated prior to the Mandatory Termination Date set forth under “Summary of Essential Information.”  In such case, the bonds will be sold or redeemed prior to their stated maturity, and the proceeds from such events will be distributed to Holders who may not be able to reinvest the money they receive at as high a yield or as long a maturity.  Furthermore, litigation challenging the issuance of pollution control revenue bonds under environmental protection statutes may affect the validity of Bonds or the tax-free nature of their interest.  While the outcome of litigation of this nature can never be entirely predicted, opinions of bond counsel are delivered on the date of issuance of each Bond to the effect that the Bond has been validly issued and that the interest thereon is exempt from New York State, New York City and regular federal income tax.  In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the Bonds.

Tax Exemption. From time to time Congress considers proposals to tax the interest on state and local obligations, such as the Bonds.  The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations.  This type of legislation, if enacted into law, could adversely affect an investment in Units.  See “Tax Status” herein for a more detailed discussion concerning the tax consequences of an investment in Units.  Unit holders are urged to consult their own tax advisers.

Legislation effective in 2003 instituted certain lower tax rates on personal income.  A decrease in the rate at which ordinary personal income, including interest income, is taxed would make an investment in tax-exempt state and local obligations relatively less attractive compared to an investment in taxable obligations because tax-exempt obligations generally pay a lower interest rate than comparable taxable obligations.  The lower personal income tax rates instituted in 2003 are currently scheduled to revert to the higher rates in effect prior to 2003 for taxable years beginning after December 31, 2010.

INSURANCE ON THE BONDS

Certain Bonds in the Trust may be insured or guaranteed by ACA Financial Guaranty Corporation (“ACA”), Ambac Assurance Corporation (“AMBAC”), Assured Guaranty Corp. (“Assured Guaranty”), Berkshire Hathaway Assurance Corp. (“BHAC”), CIFG Assurance North America, Inc. (“CIFG”), Financial Guaranty Insurance Company (“FGIC”), Financial Security Assurance Inc. (“FSA”), MBIA Insurance Corporation (“MBIA”), Radian Asset Assurance, Inc. (“Radian”), or XL Capital Assurance Inc. (“XLCA”) (collectively, the “Insurance Companies”).  Insurance policies generally make payments only according to a bond’s original payment schedule and do not make early payments when a bond defaults or becomes taxable.  Although the federal government does not regulate the insurance business, various state laws and federal initiatives and tax law changes could significantly affect the insurance business.

The cost of this insurance is borne either by the issuers or previous owners of the Bonds.  The Sponsor does not insure the Bonds in conjunction with their deposit in a Trust and makes no representations with regard to the adequacy of the insurance covering any of the Bonds.  The insurance policies are non-cancelable and will continue in force so long as the bonds are outstanding and the insurers remain in business.  The insurance policies guarantee the timely payment of principal and interest on the Bonds.  However, the insurance policies do not guarantee the market value of the Bonds or the value of the Units.  The above information relating to the Insurance Companies has been obtained from publicly available information.  No representation is made as to the accuracy or adequacy of the information or as to the absence of material adverse changes since the information was made available to the public.

PUBLIC OFFERING

Offering Price.  The price of the Units of the Trust as of the Date of Deposit was determined by adding to the Evaluator’s determination of the aggregate offering price of the Securities per Unit a sales charge of 5.152% thereof equal to 4.9% of the aggregate offering price of the Securities per Unit and a pro rata portion of estimated organization costs.  During the initial public offering period, sales of at least 250 Units will be entitled to a volume discount from the Public Offering Price as described below.  In addition, Unit holders of prior series of the Trust have the option to exchange Units of such prior series for Units of the Trust during the initial offering period at a discount of $10 per Unit from the normal sales charge, as described herein (see “Rights of Unit Holders – Exchange Option”).  For purchases settling after the First Settlement Date, a proportionate share of accrued and undistributed interest on the Securities at the date of delivery of the Units to the purchaser is also added to the Public Offering Price.  However, after the initial offering period the Public Offering Price of the Units will not include a pro rata portion of estimated organizational costs.

During the initial offering period the aggregate offering price of the Securities in the Trust is determined by the Evaluator (1) on the basis of current offering prices for the Securities,* (2) if offering prices are not available for any Securities, on the basis of current offering prices for comparable securities, (3) by making an appraisal of the value of the Securities on the basis of offering prices in the market, or (4) by any combination of the above.  Such determinations are made each business day during the initial public offering period as of the Evaluation Time set forth in the “Summary of Essential Information” in Part A, effective for all sales made subsequent to the last preceding determination.  For information relating to the calculation of the Redemption Price, which is based upon the aggregate bid price of the underlying Securities and which may be expected to be less than the aggregate offering price, see “Rights of Unit Holders—Redemption” in Part B.  See also “Rights of Unit Holders—Certificates” and “Rights of Unit Holders—Redemption” in Part B for information relating to redemption of Units.

*
With respect to the evaluation of Bonds during the initial syndicate offering period for such Bonds, the “current offering price,” as determined by the Evaluator, will normally be equal to the syndicate offering price as of the Evaluation Time, unless the Evaluator determines that a material event has occurred which it believes may result in the syndicate offering price not accurately reflecting the market value of such Bonds, in which case the Evaluator, in making its determination with respect to such Bonds, will consider not only the syndicate offering price but also the factors described in (2) and (3) herein.

The Evaluator will consider in its evaluation of Securities which are in default in payment of principal or interest or, in the Sponsor’s opinion, in significant risk of such default (“Defaulted Bonds”).  For a description of the circumstances under which a full or partial suspension of the right of Unit holders to redeem their Units may occur, see “Rights of Unit Holders—Redemption” in Part B.

Insurance obtained by the issuer of a Bond, or by some party other than the Trust, is effective so long as such Bond is outstanding and the insurer of such Bond continues to fulfill its obligations.  Therefore, any such insurance may be considered to represent an element of market value in regard to the Bond, but the exact effect, if any, of this insurance on such market value cannot be predicted.

The secondary market Public Offering Price of the Units of the Trust is based on the aggregate bid price of the Bonds in the Trust (as determined by the Evaluator) plus a sales charge determined in accordance with the schedule set forth below, which is based upon the maturities of each Bond in the Trust.  The Sponsor has implemented this variable format as a more equitable method of assessing the sales charge for secondary market purchases.  For purposes of computation, Bonds will be deemed to mature on their expressed maturity dates unless the Evaluator evaluates the price of the Bonds to a different date such as a call date or a mandatory tender date, in which case the maturity will be deemed to be such other date.

This method of sales charge computation will apply different sales charge rates to each Bond in the Trust based upon the maturity of each such Bond in accordance with the following schedule:

	Secondary Market Period Sales Change
	Percentage of Public Offering Per Bond Price	Percentage of Net Amount Invested
Years to Maturity Per Bond
0 months to 2 years	1.0%	1.010%
2 but less than 3	2.0%	2.091%
3 but less than 4	3.0%	3.093%
4 but less than 8	4.0%	4.167%
8 but less than 12	5.0%	5.363%
12 but less than 15	5.5%	5.820%
15 or more	5.9%	6.270%

A minimum sales charge of 1.0% of the Public Offering Price will be applied to all secondary market unit purchases.

During the initial public offering period, purchasers of 250 Units or more will be entitled to a volume discount from the Public Offering Price as set forth in the table below:

Number of Units	Discount From Public Offering Price Per Unit
250-499	$ 2.50
500-999	7.50
1,000-1,999	15.00
2,000 or more	20.00

Except as discussed under “Distribution of Units” below, the above volume discount will be the responsibility of the Selling Underwriter or dealer and will apply on all purchases at any one time by the same person of Units in the Trust in the amounts stated.  Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser.  The graduated sales charges are also applicable to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account.

Certain commercial banks are making Units of the Trust available to their customers on an agency basis. Further, as a result of certain legislative changes effective November 1999, banks are no longer prohibited from certain affiliations with securities firms. This legislation granted banks authority to conduct certain authorized activity, such as sales of Units, through financial subsidiaries.  A portion of the sales charge discussed above is retained by or remitted to the banks or their financial subsidiaries for these agency and brokerage transactions.

Market for Units.  Although it is not obligated to do so, the Sponsor intends to maintain a market for the Units of the Trust and continuously to offer to purchase Units of the Trust during the initial offering period at prices based upon the aggregate offering price of the Securities in the Trust; and thereafter at prices based on the aggregate bid price of the related Securities.  After the initial offering period the Sponsor’s Repurchase Price shall be not less than the Redemption Price plus accrued interest through the expected date of settlement.  (See “Rights of Unit Holders—Redemption— Computation of Redemption Price per Unit” in Part B.)  There is no sales charge incurred when a Unit holder sells Units back to the Sponsor.  Any Units repurchased by the Sponsor may be reoffered to the public by the Sponsor at the Public Offering Price at such time, plus accrued interest.

If the supply of Units of any Series exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units of such Series at prices based on the aggregate bid price of the Securities.  The Sponsor does not in any way guarantee the enforceability, marketability, or price of any Security in the portfolio or of the Units of the Trust.  In the event that a market is not maintained for the Units of the Trust, a Unit holder desiring to dispose of his Units may be able to do so only by tendering such Units to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the underlying Securities.  The aggregate bid price of the Securities in the Trust may be expected to be less than the aggregate offering price.  If a Unit holder wishes to dispose of his Units, he should inquire of the Sponsor as to current market prices prior to making a tender for redemption to the Trustee.  See “Rights of Unit Holders—Redemption” and “Sponsor” in Part B.

Employees (and their immediate families) of Glickenhaus & Co. may, pursuant to employee benefit arrangements, purchase Units of the Trust at a price equal to the offering side evaluation of the underlying Securities in the Trust during the initial offering period and at the bid side thereafter, divided by the number of Units outstanding plus a reduced sales charge of 1.5% of the Public Offering Price.  Such arrangements result in less selling effort and selling expenses than sales to employee groups of other companies.  Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsor’s secondary market, so long as it is being maintained.

Distribution of Units.  The Underwriters of the Units of the Trust are listed in the Underwriting Account (see “Underwriting Account” in Part A).  It is the Underwriters’ intention to qualify Units of the Trust for sale in certain of the states and to effect a public distribution of the Units solely through their own organizations.  However, Units may be sold to dealers who are members of the National Association of Securities Dealers, Inc. at prices which represent a concession equal to $32.00 per Unit from the related Public Offering Price applicable to sales of fewer than 500 Units subject in each case to change from time to time by the Agent for the Sponsor.  Any volume discount (see “Offering Price” in Part B) offered to investors will be borne by the selling Underwriter or dealer except that, during the initial public offering period, the Sponsor may pay the selling Underwriter or dealer $2.50 per Unit for individual sales of more than 500 Units.

Sales will be made only with respect to whole Units, and the Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

Underwriters and broker-dealers of the Trust, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their registered representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period.  In addition, at various times the Sponsor may implement other programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs.  Also, the Sponsor in its discretion may from time to time, pursuant to objective criteria established by the Sponsor, pay fees to qualifying Underwriters, brokers, dealers, banks and/or others for certain services or activities which are primarily intended to result in sales of Units of the Trust.  Such payments are made by the Sponsor out of its own assets and not out of the assets of the Trust.  These programs will not change the price Unit holders pay for their Units or the amount that the Trust will receive from the Units sold.

Sponsor’s and Underwriters’ Profits.  As set forth under “Public Offering—Offering Price” in Part B, the Underwriters will receive gross commissions equal to the specified percentages of the Public Offering Price of the Units of the Trust.  The Sponsor will receive from the Underwriters the excess of such gross sales commission over $35 per Unit from Underwriters underwriting 100 to 249 Units, will receive the excess over $36 per Unit from Underwriters underwriting 250 to 499 Units, will receive the excess over $37 per Unit from Underwriters underwriting 500 to 749 Units, will receive the excess over $38 per Unit from Underwriters underwriting 750 to 999 Units, will receive the excess over $40 per Unit from Underwriters underwriting 1,000 or more Units.  In addition, the Sponsor may, during the initial public offering period, pay any Underwriter an additional $2.50 per Unit for sales to individual purchasers of 500 or more Units.  The Sponsor may also from time to time pay, in addition to the amounts referenced above, an additional concession, in the form of cash or other compensation, any Underwriter who underwrites or sells, during a specific period, minimum dollar amounts of the Units of the Trust.  In no event will such additional concession paid by the Sponsor to the Underwriter exceed the difference between the sales charge and the Underwriter’s allowance in respect of Units underwritten by the Underwriter.  Such Units then may be distributed to the public by the dealers at the Public Offering Price then in effect.

In addition, the Sponsor realizes a profit or sustain a loss, as the case may be, in the amount of any difference between the cost of the Securities to the Trust (which is based on the aggregate offering price of the Securities on the Date of Deposit) and the purchase price of such Securities to the Sponsor (which is the cost of such Securities at the time they were acquired for the account of the Trust).  The Underwriters share in the profits, if any, described in the preceding sentence.  See “Summary of Essential Information” in Part A.  In addition, the Sponsor may realize profits or sustain losses with respect to Bonds deposited in the Trust which were acquired from the Sponsor or from underwriting syndicates of which it was a member.  During the initial offering period, the Underwriters also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the offering prices of the Securities and hence in the Public Offering Price received by the Underwriters for Units.  Cash, if any, made available to the Sponsor prior to the settlement date for the purchase of Units of the Trust may be used in the Sponsor’s businesses, subject to the limitations of the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.

The Sponsor may have participated as an underwriter, manager, or member of underwriting syndicates from which some of the aggregate principal amount of the Bonds were acquired for the Trust in the amounts set forth in Part A.  The Sponsor has not purchased any of the Securities in the Trust from its managed accounts.

In maintaining a market for the Units of the Trust (see “Market for Units”) the Sponsor and Underwriters will also realize profits or sustain losses in the amount of any difference between the price at which they buy Units and the price at which they resell or redeem such Units and to the extent they earn sales charges on resales.

ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN TO UNIT HOLDERS

Units of the Trust are offered on a “dollar price” basis.  In contrast, tax-exempt bonds customarily are offered on a “yield price” basis.  Therefore, the rate of return on each Unit is measured in terms of both Estimated Current Return and Estimated Long-Term Return.  Estimated Current Return based on the Public Offering Price per Unit and Estimated Long-Term Return per Unit, each as of the business day prior to the Date of Deposit, is set forth under “Summary of Essential Information” in Part A.  Information regarding the estimated monthly distributions of principal and interest to Unit holders of the Trust is available from the Sponsor on request.

Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price.  Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with principal prepayment, redemption, maturity, exchange or sale of Bonds.  The Public Offering Price per Unit will vary with changes in the offering price of the Bonds.  Estimated Current Return takes into account only the interest payable on the Bonds and does not involve a computation of yield to maturity or to an earlier redemption date nor does it reflect any amortization of premium or discount from par value on the Bond’s purchase price.  Moreover, because interest rates on Bonds purchased at a premium are generally higher than current interest rates on newly issued bonds of a similar type with comparable ratings, the Estimated Current Return per Unit may be affected adversely if such Bonds are redeemed prior to their maturity.  Therefore, there is no assurance that the Estimated Current Return as set forth under “Summary of Essential Information” in Part A will be realized in the future.

Estimated Long-Term Return is calculated using a formula that (i) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (taking into account the amortization of premiums and the accretion of discounts) and estimated retirements of all the Bonds in the Trust and (ii) takes into account the expenses and sales charge associated with each Unit of the Trust.  The Estimated Long-Term Return assumes that each Bond is retired on its pricing life date (i.e., that date which produces the lowest dollar price when yield price calculations are done for each optional call date and the maturity date of a callable security).  If the Bond is retired on any optional call or maturity date other than the pricing life date, the yield to the holder of that Bond will be greater than the initial quoted yield.  Since the market values and estimated retirements of the Bonds, the expenses of the Trust and the Net Annual Interest Income and Public Offering Price per Unit may change, there is no assurance that the Estimated Long-Term Return as set forth under “Summary of Essential Information” in Part A will be realized in the future.

TAX STATUS

This is a general discussion of some of the income tax consequences of the ownership of the Units.  It applies only to investors who hold the Units as capital assets.  It does not discuss rules that apply to investors subject to special tax treatment, such as securities dealers, financial institutions, insurance companies, tax-exempt organizations or accounts, or anyone who holds the Units as part of a hedge or straddle.

The Bonds

In the opinions of bond counsel delivered on the dates the Bonds were issued (or in opinions to be delivered, in the case of when-issued Bonds), the interest on the Bonds is excludable from gross income for regular federal income tax purposes under the law in effect at the time the Bonds were issued (except in certain circumstances because of the identity of the holder).  In the opinion of such bond counsel, the Bonds held in the Trust (except in limited circumstances) will generate interest income on which an individual recipient who resides in New York State or New York City will not be subject to New York State or New York City personal income tax, although such an individual will be subject to New York State and (if a New York City resident) New York City personal income tax with respect to any gains realized when Bonds are sold, redeemed or paid at maturity.  Similarly, individual Unit Holders who are New York State or New York City residents will not be subject to New York State or New York City personal income tax on exempt interest dividends paid by the Trust that are attributable to the Bonds held in the Trust.  However, such exempt interest dividends may be subject to other state and local taxes and to the federal alternative minimum tax.  Interest on the Bonds, and exempt interest dividends attributable to such interest, is not excludable from net income in determining New York State or New York City franchise taxes on corporations or financial institutions.  The Sponsor and Paul, Hastings, Janofsky & Walker LLP have not made and will not make any review of the procedures for the issuance of the Bonds or the basis for these opinions.

Interest on the Bonds may be includible in the calculation of alternative minimum tax.

In the case of certain Bonds, the opinions of bond counsel may indicate that interest received by a substantial user of the facilities financed with proceeds of the Bonds, or persons related thereto, will not be exempt from regular federal income taxes, although interest on those Bonds received by others would be exempt.  The term substantial user includes only a person whose gross revenue derived with respect to the facilities financed by the issuance of the Bonds is more than 5% of the total revenue derived by all users of those facilities, or who occupies more than 5% of the usable areas of those facilities or for whom those facilities or a part thereof were specifically constructed, reconstructed or acquired.  Related persons are defined to include certain related natural persons, affiliated corporations, partners and partnerships.  Similar rules may be applicable for state tax purposes.

The opinions of bond counsel may be limited to law existing at the time the Bonds were issued, and may not apply to the extent that future changes in law, regulations or interpretations affect such Bonds.  Interest on some or all of the Bonds may become subject to regular federal income tax, perhaps retroactively to their dates of issuance, as a result of changes in federal law or as a result of the failure of issuers (or other users of the proceeds of the bonds) to comply with certain ongoing requirements.  Failure to meet these requirements could cause the interest on the Bonds to become taxable, thereby reducing the value of the Bonds, subjecting holders of the Bonds to unanticipated tax liabilities and possibly requiring the Trustee to sell the Bonds at reduced values.

The Sponsor and Paul, Hastings, Janofsky & Walker LLP have not made any investigation as to the current or future owners or users of the facilities financed by the Bonds, the amount of such persons’ outstanding tax-exempt private activity bonds, or the facilities themselves, and no one can give any assurance that future events will not affect the tax-exempt status of the Bonds.

From time to time Congress considers proposals to tax the interest on state and local obligations such as the Bonds and it can be expected that similar proposals, including proposals for a flat tax or consumption tax, may be introduced in the future.  The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations.  This type of legislation, if enacted, could adversely affect an investment in Units.  The decision does not, however, affect the current exemption from taxation of the interest earned on the Bonds in the Trust.

Legislation that took effect in 2003 lowered personal income tax rates under federal law.  Under lower personal income tax rates on interest income, the benefit of the tax-exempt status of the Bonds held by the Trust is relatively less than the benefit that would exist under higher tax rates.  Investors should be aware of the effect of this recent change given that the interest rates on the Bonds generally are lower than the pre-tax interest rates on similar taxable bonds.  Investors should also be aware that the lowered personal income tax rates are set to increase back to pre-2003 rates for taxable years beginning after December 31, 2010.

Investors should consult their tax advisors for advice with respect to the effect of these provisions on their particular tax situation.

The Trust

The Trust has elected to qualify and intends to continue to qualify annually as a regulated investment company under Subchapter M of the Code. To qualify as a regulated investment company, the Trust must distribute to Unit Holders each year at least 90% of its investment company taxable income (which includes, among other items, dividends, taxable interest and the excess of net short-term capital gains over net long-term capital losses) and 90% of its tax-exempt interest income, and meet certain other requirements, including quarterly asset diversification tests and an annual source of income test.  By meeting these requirements, the Trust generally will not be subject to federal income tax on investment company taxable income, and on net capital gains (the excess of net long-term capital gains over net short-term capital losses) designated by a Trust as capital gain dividends, distributed to Unit Holders each year. The Trust can also avoid an annual 4% excise tax if it distributes substantially all of its ordinary income and short and long-term capital gain each year.

If for any taxable year the Trust did not qualify as a regulated investment company, all of its taxable income would be subject to tax at regular corporate rates without any deduction for distributions to Unit Holders, and any distributions would be taxable to Unit Holders as ordinary dividends to the extent of the Trust’s current or accumulated earnings and profits.  Such distributions generally would be eligible for the dividends received deduction in the case of corporate Unit Holders and the lower federal income tax rates currently applicable to qualified dividend income for taxable years beginning before January 1, 2010, provided certain holding period and other requirements are met.

Tax Consequences To Holders

The Trust’s policy is to distribute as dividends to Unit Holders each year 100% (and in no event less than 90%) of its investment company taxable income and tax-exempt interest income. The Trust intends to hold a sufficient amount of its assets in Bonds that are exempt from federal income tax under Section 103 of the Code so as to qualify to distribute exempt-interest dividends to Unit Holders. Such exempt-interest dividends are not subject to regular federal income tax, but may be subject to alternative minimum tax. Distributions of net short-term capital gains are taxable to Unit Holders as ordinary income. Distributions of taxable dividends, if any, to non-corporate Unit Holders generally will not qualify for the 15% federal tax rate currently applicable to long-term capital gains and Corporate Unit Holders will not be entitled to the dividends-received deduction with respect to distributions from the Trust. Unit Holders should consult their tax advisors regarding specific questions about the Trust and the tax treatment of its distributions based on their individual circumstances.

Net capital gains of the Trust (net long-term capital gain over net short-term capital loss) realized and distributed by the Trust and designated as capital gains dividends are taxable to Unit Holders as long-term capital gains, without regard to the length of time the Unit Holder may have held his or her Units in the Trust. Long-term capital gains distributions are not eligible for the dividends-received deduction referred to above. In determining the amount of capital gains to be distributed, any capital loss carry over from a prior year will be taken into account in determining the amount of net long-term capital gain.

Taxable distributions are taxable to investors whether received in cash or reinvested.

Upon the taxable disposition (including a sale or redemption) of Units of the Trust, a Holder may realize a gain or loss depending upon its basis in the Units. Such gain or loss will be treated as capital gain or loss if the Units are capital assets in the Unit Holder’s hands, and will be long-term or short-term, generally depending upon the Holder’s holding period for the Units. Non-corporate Unit Holders are currently subject to tax at a maximum federal rate of 15% on capital gains resulting from the disposition of Units held for more than 12 months (zero if the taxpayer is, and would be after accounting for such gains, subject to the federal 5% or 10% tax bracket for ordinary income). However, a loss realized by a Unit Holder on the disposition of Units with respect to which capital gains dividends have been paid will, to the extent of such capital gain dividends, also be treated as long-term capital loss if such shares have been held by the Unit Holder for six months or less. Further, a loss realized on a disposition will be disallowed to the extent the Units disposed of are replaced (whether by reinvestment of distributions or otherwise) within a period of 61 days beginning 30 days before and ending 30 days after the Units are disposed of. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. Capital losses in any year are deductible only to the extent of capital gains plus, in the case of a non-corporate Unit Holder, $3,000 of ordinary income ($1,500 for married individuals filing separately).

As described above, interest on some of the Bonds may be subject to the alternative minimum tax.  Accordingly, certain exempt-interest dividends paid by the Trust may cause a Unit Holder to have to pay the federal alternative minimum tax or may increase the amount of that tax payable by a Unit Holder already subject to federal alternative minimum tax.

The Trust may own Bonds originally issued at a discount. In general, original issue discount is the difference between the price at which a Bond was issued and its stated redemption price at maturity. Original issue discount on tax-exempt Bonds accrues as tax-exempt interest over the life of the Bond. The Trust’s adjusted tax basis for a Bond issued with original issue discount will include original issue discount accrued during the period it held the Bond. The Trust may also pay a premium when it buys a Bond, even a Bond issued with original issue discount. The Trust would be required to amortize the premium over the term of the Bond, and reduce its basis for the Bond even though it does not get any deduction for the amortization. Therefore, sometimes the Trust may have a taxable gain when it sells a Bond for an amount equal to or less than its original tax basis.

A Unit Holder will generally have a taxable gain or loss when it sells Units. The gain or loss will generally be capital gain or capital loss if the Units are capital assets for the Unit Holders. Unit Holders will also generally have ordinary income if the Trust sells or redeems Bonds that were acquired at a market discount, or sells Bonds at a short term capital gain, and distributes ordinary dividends. In general, the Internal Revenue Service (“IRS”) will treat Bonds as market discount Bonds when the cost of the Bond, plus any original issue discount that has not yet accrued, is less than the amount due to be paid at the maturity of the Bond. The IRS taxes all or a portion of the gain on the sale of a market discount Bond as ordinary income when the Bond is sold, redeemed or paid. The portion of the gain taxed by the IRS as ordinary income is equal to the portion of the market discount that has accrued since the seller purchased the Bond.

Individual Unit Holders must take exempt-interest dividends into consideration in computing the portion, if any, of social security benefits that will be included in their gross income and subject to federal income tax.

Corporate Unit Holders that are subject to the 0.12% environmental tax on their alternative minimum taxable income in excess of $2,000,000 must take account of the exempt-interest dividends in calculating that tax.

If the Trust declares dividends in October, November or December that are payable to shareholders of record on a date during those months, Unit Holders must take the dividends into account for tax purposes in the current year, if the dividend is paid either in the current year or in January of the following year.

Ordinary, exempt-interest and capital gain dividends will be taxable as described above whether received in cash or reinvested.

Dividends and distributions may also be subject to state and local taxes.

Investors should carefully consider the tax implications of buying Units prior to a distribution by the Trust. The price of Units purchased at that time includes the amount of the forthcoming distributions. Distributions by the Trust reduce the net asset value of such Trust’s Units, and if a distribution reduces the net asset value below a Unit Holder’s cost basis, such distribution, nevertheless, would be taxable to the Unit Holder as ordinary income or capital gain as described above, even though, from an investment standpoint, it may constitute a partial return of capital.

Each Unit Holder who is not a U.S. person should consult their tax adviser regarding the U.S. and foreign tax consequences of ownership of Units, including the possibility that such a Unit Holder may be subject to a U.S. withholding tax at a rate of 30% (or at a lower rate under an applicable income tax treaty) on amounts received by such person.

The Trust may be subject to state or local tax in jurisdictions in which the Trust is organized or may be deemed to be doing business.

After the end of each fiscal year for the Trust, the Trustee will furnish to each Unit Holder a statement containing information relating to the amount and type of dividends paid to such Unit Holder during the year.

Prospective investors are urged to consult their own tax advisors concerning the federal (including the federal alternative minimum tax), state, local and any other tax consequences of the purchase, ownership and disposition of Units prior to investing in a Trust.

Backup Withholding

The Trust generally must withhold and pay over to the IRS as backup withholding 28% of the taxable dividends and other distributions paid to any individual Unit Holder who either does not supply its taxpayer identification number, has not reported all of its dividends and interest income, or does not certify to a Trust that he or she is not subject to withholding. The social security number of an individual is its taxpayer identification number.

RIGHTS OF UNIT HOLDERS

Certificates.  Ownership of Units of the Trust is evidenced by registered certificates executed by the Trustee and the Sponsor.  The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee.  Certificates are transferable by presentation and surrender to the Trustee properly endorsed and accompanied by a written instrument or instruments of transfer.

Certificates may be issued in denominations of one Unit or any multiple thereof.  A Unit holder may be required to pay $2.00 per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange.  For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur.  Mutilated certificates must be surrendered to the Trustee for replacement.

Distribution of Interest and Principal.  While interest will be distributed semi-annually or monthly, depending on the method of distribution chosen, principal, including capital gains, will be distributed only semi-annually; provided, however, that, other than for purposes of redemption, no distribution need be made from the Principal Account if the balance therein is less than $1.00 per Unit then outstanding, and that, if at any time the pro rata share represented by the Units of cash in the Principal Account exceeds $10.00 as of a Monthly Record Date, the Trustee shall, on the next succeeding Monthly Distribution Date, distribute the Unit holder’s pro rata share of the balance of the Principal Account.  Interest (semi-annually or monthly) and principal, including capital gains, if any (semi-annually), received by the Trust will be distributed on each Distribution Date to Unit holders of record of the Trust as of the preceding Record Date who are entitled to such distributions at that time under the plan of distribution chosen.  All distributions will be net of applicable expenses and funds required for the redemption of Units.  See “Summary of Essential Information” in Part A, “Rights of Unit Holders—Expenses and Charges” and “Rights of Unit Holders—Redemption” in Part B.

The Trustee will credit to the Interest Account for the Trust all interest received by the Trust, including that part of the proceeds of any disposition of Securities which represents accrued interest.  Other receipts of the Trust will be credited to the Principal Account for the Trust.  The pro rata share of the Interest Account of the Trust and the pro rata share of cash in the Principal Account (other than amounts representing failed contracts as previously discussed) represented by each Unit thereof will be computed by the Trustee each month as of the Record Date.  See “Summary of Essential Information” in Part A.  Proceeds received from the disposition of any of the Securities subsequent to a Record Date and prior to the next succeeding Distribution Date will be held in the Principal Account for the Trust and will not be distributed until the second succeeding Distribution Date.  Because interest on the Securities is not received by the Trust at a constant rate throughout the year, any particular interest distribution may be more or less than the amount credited to the Interest Account of the Trust as of the Record Date.  See “Summary of Essential Information” in Part A.  Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units under the applicable plan of distribution.

The difference between the estimated net interest accrued to the first Record Date and to the related Distribution Date is an asset of the respective Unit holder and will be realized in subsequent distributions or upon the earlier of the sale of such Units or the maturity, redemption or sale of Securities in the Trust.

Purchasers of Units who desire to receive distributions on a monthly basis may elect to do so at the time of purchase during the initial public offering period.  Those indicating no choice will be deemed to have chosen the semi-annual distribution plan.  Record dates for monthly distributions will be the fifteenth day of the preceding month and record dates for semi-annual distributions will be the fifteenth day of May and November.

Details of estimated interest distributions under the payment plans, on a per Unit basis, appear in the footnotes to the “Summary of Essential Information” in Part A.

The plan of distribution selected by a Unit holder will remain in effect until changed.  Unit holders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner.  Unit holders have the option to contact the Trustee prior to May 15 of each year if the Unit holder desires to change his plan of distribution, and the change will become effective on May 16 of such year for the ensuing twelve months.  For a discussion of redemption of Units, see “Rights of Unit Holders—Redemption—Tender of Units” in Part B.

The Trustee will, as of the fifteenth day of each month, deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trust as of the first day of such month.  See “Rights of Unit Holders—Expenses and Charges” in Part B.  The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust.  Amounts so withdrawn shall not be considered a part of the Trust’s assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account.  In addition, the Trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of Units by the Trustee.  See “Rights of Unit Holders—Redemption” in Part B.  Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to the Unit holders and are available for use by the Trustee pursuant to normal banking procedures.

Because interest on Securities in the Trust is payable at varying intervals, usually in semi-annual installments, the interest accruing to the Trust will not be equal to the amount of money received and available monthly for distribution from the Interest Account to Unit holders choosing the monthly payment plan.  Therefore, on each monthly Distribution Date, the amount of interest actually deposited in the Interest Account and available for distribution may be slightly more or less than the monthly interest distribution made.  In order to eliminate fluctuations in monthly interest distributions resulting from such variances during the first year of the Trust, the Trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide monthly interest distributions of approximately equal amounts.  In addition, the Trustee has agreed to advance sufficient funds to the Trust in order to reduce the amount of time before monthly distributions of interest to Unit holders commence.  The Trustee will be reimbursed, without interest, for any such advances from funds available from the Interest Account of the Trust.  The Trustee’s fee takes into account the costs attributable to the outlay of capital needed to make such advances.

In order to acquire certain of the Securities subject to contract, it may be necessary to pay on the settlement dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amounts paid by Unit holders (which excess will be made available under a letter of credit furnished by the Sponsor on the

Date of Deposit).  The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor (without interest) when funds become available from interest payments on the particular Securities with respect to which such payments may have been made.  Also, since interest on such Securities in the portfolio of the Trust (see “The Portfolio” in Part A) does not begin accruing as tax-exempt interest income to the benefit of Unit holders until such Bonds’ respective dates of delivery (accrued interest prior to delivery being treated under the Code as a return of principal), the Trustee will, in order to cover interest treated as a return of principal, adjust its fee downward in an amount equal to the amount of interest that would have so accrued as tax-exempt interest (if not treated as a return of principal) on such Securities between the date of settlement for the Units and such dates of delivery.

In addition, because of the varying interest payment dates of the Securities comprising the Trust portfolio, accrued interest at any point in time, subsequent to the recovery of any advancements of interest made by the Trustee, will be greater than the amount of interest actually received by the Trust and distributed to Unit holders.  Therefore, there will usually remain an item of accrued interest that is added to the value of the Units.  If a Unit holder sells all or a portion of his Units he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units.  Similarly, if a Unit holder redeems all or a portion of his Units, the Redemption Price per Unit which he is entitled to receive from the Trustee will also include accrued interest on the Securities.  Thus, the accrued interest attributable to a Unit will not be entirely recovered until the Unit holder either redeems or sells such Unit or until the Trust is terminated.

Expenses and Charges.  Initial Expenses.  Investors will bear all or a portion of the costs incurred in organizing the Trust — including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Trust’s portfolio.  During the initial public offering period only, a pro rata portion of such organization costs will be charged upon the investor’s purchase of Units.

Fees.  The Trustee’s, Sponsor’s and Evaluator’s fees are set forth under the “Summary of Essential Information” in Part A.  The Sponsor’s fee, which is earned for portfolio supervisory services, is based on the face amount of Securities in the Trust at December 1 of each year.  The Sponsor’s fee, which is not to exceed the maximum amount set forth under the “Summary of Essential Information” for the Trust, may exceed the actual costs of providing portfolio supervisory services for the Trust, but at no time will the total amount the Sponsor receives for portfolio supervisory services rendered to all series of Empire State Municipal Exempt Trust in any calendar year exceed the aggregate cost to them of supplying such services in such year.

The Trustee will receive for its ordinary recurring services to the Trust an annual fee in the amount set forth in the “Summary of Essential Information” for the Trust; provided, however, that such fees may be adjusted as set forth under the “Summary of Essential Information.”  There is no minimum fee and, except as hereinafter set forth, no maximum fee.  For a discussion of certain benefits derived by the Trustee from the Trust’s funds, see “Rights of Unit Holders—Distribution of Interest and Principal” in Part B.  For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, reference is made to the material set forth under “Rights of Unit Holders” in Part B.

The Trustee’s and Evaluator’s fees are payable monthly on or before each Distribution Date and the Sponsor’s annual fee is payable annually on December 1, each from the Interest Account to the extent funds are available and then from the Principal Account.  These fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor’s Consumer Price Index entitled “All Services Less Rent”; except no such increase in the Trustee’s fee will be so made for the sole purpose of making up any downward adjustment therein as described in “Summary of Essential Information.”  If the balances in the Principal and Interest Accounts are insufficient to provide for amounts payable by the Trust, or amounts payable to the Trustee which are secured by its prior lien on the Trust, the Trustee is permitted to sell Bonds to pay such amounts.

Other Charges.  The following additional charges are or may be incurred by the Trust: all expenses (including audit and counsel fees) of the Trustee incurred in connection with its activities under the Trust Agreement, including annual audit expenses by an independent public accounting firm that is selected by the Sponsor and is registered and in good standing with the Public Company Accounting Oversight Board (so long as the Sponsor maintains a secondary market, the Sponsor will bear any audit expense which exceeds 50 cents per Unit), the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without willful misconduct, bad faith, or gross negligence on its part, arising out of or in connection with its acceptance or administration of the Trust; and all taxes and other governmental charges imposed upon the Securities or any part of the Trust (to the knowledge of the Sponsor no such taxes or charges are being levied, made or contemplated).  To the extent lawful, the Trust shall bear the expenses associated with updating the Trust’s registration statement and maintaining registration or qualification of the Units and/or a Trust under federal or state securities laws subsequent to initial registration.  Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees.  The expenses associated with updating registration statements have been historically paid by a unit investment trust’s sponsor.  All direct distribution expenses of the trusts (including the costs of maintaining the secondary market for the trusts), such as printing and distributing prospectuses, and preparing, printing and distributing any advertisements or sales literature will be paid at no cost to the Trust.  Any payments received by the Sponsor reimbursing it for payments made to update the Trust’s registration statement will not exceed the costs incurred by the Sponsor.  The above expenses, including the Trustee’s fee, when paid by or owing to the Trustee, are secured by a lien on the Trust.  In addition, the Trustee is empowered to sell Securities in order to make funds available to pay all expenses.

Reports and Records.  The Trustee shall furnish Unit holders of the Trust in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit.  Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unit holder of record, a statement providing the following information:  (1) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Securities and any earned original issue discount), and, if the issuers of the Securities are located in different states or territories, the percentage of such interest by such states or territories, deductions for payment of applicable taxes and for fees and expenses of the Trust, redemptions of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom

(including any unearned original issue discount), deductions for payments of applicable taxes and for fees and expenses of the Trust, purchase of Replacement Bonds, redemptions of Units, the amount of any “when issued” interest treated as a return of capital and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

The Trustee shall keep available for inspection by Unit holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee including records of the names and addresses of Unit holders of the Trust, certificates issued or held, a current list of Securities in the Trust and a copy of the Trust Agreement.

Redemption.  Tender of Units.  While it is anticipated that Units can be sold in the secondary market, Units may also be tendered to the Trustee for redemption at Unit Investment Trust Division, at 111 Sanders Creek Parkway, East Syracuse, New York 13057, upon payment of any applicable fees.  No redemption fee will be charged by the Sponsor or the Trustee.  Units redeemed by the Trustee will be canceled.

Certificates for Units to be redeemed must be delivered to the Trustee and must be properly endorsed and accompanied by a written instrument of transfer.  Thus, redemption of Units cannot be effected until certificates representing such Units have been delivered by the person seeking redemption (see “Rights of Unit Holders-- Certificates” in Part B).  Unit holders must sign exactly as their names appear on the face of the certificate with signature(s) guaranteed by an officer of a national bank or trust company, a member firm of either the New York, Midwest or Pacific Stock Exchange, or in such other manner as may be acceptable to the Trustee.  In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Within seven calendar days following such tender, or if the seventh calendar day is not a business day, on the first business day prior thereto, the Unit holder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth in the “Summary of Essential Information” as of the next subsequent Evaluation Time.  See “Redemption—Computation of Redemption Price per Unit.” The “date of tender” is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading or the next day on which there is a sufficient degree of trading in Units of the Trust, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.  For information relating to the purchase by the Sponsor of Units tendered to the Trustee for redemption at prices in excess of the Redemption Price, see “Rights of Unit Holders—Redemption—Purchase by the Sponsor of Units Tendered for Redemption” in Part B.

Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account.  All other amounts paid on redemption shall be withdrawn from the

Principal Account.  The Trustee is empowered to sell Securities in order to make funds available for redemption.  Such sales, if required, could result in a sale of Securities by the Trustee at a loss.  To the extent Securities are sold, the size and diversity of the Trust will be reduced.

The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than weekend and holiday closings, or during which trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission by rule or regulation) an emergency exists as a result of which disposal or evaluation of the underlying Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.

Computation of Redemption Price per Unit.  The Redemption Price per Unit is determined by the Trustee on the basis of the bid prices of the Securities in the Trust, while the Public Offering Price of Units during the initial offering period is determined on the basis of the offering prices of the Securities, both as of the Evaluation Time on the day any such determination is made.  The bid prices of the Securities may be expected to be less than the offering prices.  This Redemption Price per Unit is each Unit’s pro rata share, determined by the Trustee, of:  (1) the aggregate value of the Securities in the Trust (determined by the Evaluator as set forth below), (2) cash on hand in the Trust (other than cash covering contracts to purchase Securities), and (3) accrued and unpaid interest on the Securities as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of the Trust, (b) the accrued expenses of the Trust, and (c) cash held for distribution to Unit holders of record as of a date prior to the evaluation.  The Evaluator may determine the value of the Securities in the Trust (1) on the basis of current bid prices for the Securities, (2) if bid prices are not available for any Securities, on the basis of current bid prices for comparable bonds, (3) by appraisal, or (4) by any combination of the above.  The Bonds in the Trust are entitled at all times to the benefits of insurance obtained by their respective issuers so long as the Bonds are outstanding and the insurer continues to fulfill its obligations, and such benefits are reflected and included in the market value of the Bonds.

The difference between the bid and offering prices of the Securities may be expected to average 1½% of face amount.  In the case of actively traded bonds, the difference may be as little as ½ of 1%, and in the case of inactively traded bonds such difference usually will not exceed 3%.  On the business day prior to the date of this Prospectus, the aggregate bid side evaluation was lower than the aggregate offering side evaluation by the amount set forth in the footnotes to the “Portfolio.”  For this reason, among others, the price at which Units may be redeemed could be less than the price paid by the Unit holder.  On the Date of Deposit the aggregate current offering price of such Securities per Unit exceeded the bid price of such Securities per Unit by the amount set forth under “Summary of Essential Information.”

Purchase by the Sponsor of Units Tendered for Redemption.  The Trust Agreement requires that the Trustee notify the Sponsor of any tender of Units for redemption.  So long as the Sponsor is maintaining a bid in the secondary market, the Sponsor, prior to the close of business on the second succeeding business day, will purchase any Units tendered to the Trustee for redemption at the price so bid by making payment therefor to the Unit holder in an amount not less than the Redemption Price on the date of tender not later than the day on which the Units would otherwise have been redeemed by the Trustee (see “Public Offering—Offering Price—Market for Units” in this Part B).  Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units, provided that the Sponsor shall not receive for Units purchased as set forth above a higher price than it paid, plus accrued interest.

The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus (see “Public Offering—Offering Price” in Part B).  Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such Units (see “Public Offering—Sponsor’s and Underwriters’ Profits” in this Part B).

Exchange Option.  The Sponsor of the series of Empire State Municipal Exempt Trust, (including the series of Municipal Exempt Trust, the predecessor trust to Empire State Municipal Exempt Trust) (the “Exchange Trusts”) are offering Unit holders of the Exchange Trusts for which the Sponsor is maintaining a secondary market an option to exchange a Unit of any series of the Exchange Trusts for a Unit of a different series of the Exchange Trusts being offered by the Sponsor (other than in the initial offering period) at a Public Offering Price generally based on the bid prices of the underlying Securities divided by the number of Units outstanding (see “Public Offering—Offering Price”) plus a fixed sales charge of $15 per Unit (in lieu of the normal sales charge).  However, a Unit holder must have held his Unit for a period of at least six months in order to exercise the exchange option or agree to pay a sales charge based on the greater of $15 per Unit or an amount which together with the initial sales charge paid in connection with the acquisition of Units being exchanged equals the normal sales charge of the series into which the investment is being converted, determined as of the date of the exchange.  In addition, the Sponsor is offering Unit holders of the Exchange Trusts for which the Sponsor is maintaining a secondary market the option to exchange into an Exchange Trust being offered by the Sponsor in the initial offering period at a Public Offering Price (see “Public Offering – Offering Price”) less a discount of $10 per Unit from the normal sales charge.  Such exchanges will be effected in whole Units only.  Any excess proceeds from the Units being surrendered will be returned, and the Unit holder will not be permitted to advance any new money in order to complete an exchange.  The Sponsor reserves the right to modify, suspend or terminate this plan at any time without further notice to the Unit holders.  In the event the exchange option is not available to a Unit holder at the time he wishes to exercise it, the Unit holder will be immediately notified and no action will be taken with respect to his Units without further instructions from the Unit holder.

An exchange of Units of one Exchange Trust for those in another Exchange Trust is likely to be a taxable disposition, at least in part, of the Units given up on which gain or loss is recognized for federal and state income tax purposes.  Unit holders are urged to consult their own tax advisors as to the tax consequences of exchanging Units.

AUTOMATIC ACCUMULATION ACCOUNT

The Sponsor has entered into an arrangement (the “Plan”) with Empire Builder Tax Free Bond Fund (the “Empire Builder”) which permits Unit holders of the Trust to elect to have distributions from Units in the Trust automatically reinvested in shares of the Empire Builder.  The Empire Builder is an open-end, non-diversified investment company whose investment objective is to seek as high a level of current income exempt from regular federal income tax and from New York State and New York City personal income taxes as is believed to be consistent with preservation of capital.  It is the policy of the Empire Builder to invest primarily in debt securities the interest income from which is exempt from such taxes.

The Empire Builder has an investment objective which is substantially similar that of the Trust.  The bonds purchased by the Empire Builder will be of “investment grade” quality—that is, at the time of purchase by the Empire Builder, such bonds either will be rated not lower than the four highest ratings of either Moody’s (Aaa, Aa, A or Baa) or Standard & Poor’s (AAA, AA, A or BBB) or will be unrated bonds which at the time of purchase are judged by the Empire Builder’s investment advisor to be of comparable quality to bonds rated within such four highest grades.  It is a fundamental policy of the Empire Builder that under normal market conditions at least 90% of the income distributed to its shareholders will be exempt from regular federal income tax, the alternative minimum tax, and from New York State and New York City personal income taxes.  However, during times of adverse market conditions, when the Empire Builder is investing for temporary defensive purposes in obligations other than New York tax-exempt bonds, more than 10% of the Empire Builder’s income distributions could be subject to federal income tax and/or New York State and/or New York City income taxes, as described in the current prospectus relating to the Empire Builder (the “Empire Builder Prospectus”).  Glickenhaus & Co. (“Glickenhaus”), sponsor of the Trust, acts as the investment adviser and distributor for the Empire Builder.

Each Unit holder may request from The Bank of New York Mellon (the “Plan Agent”), a copy of the Empire Builder Prospectus describing the Empire Builder and a form by which such Unit holder may elect to become a participant (“Participant”) in the Plan.  Thereafter, as directed by such person, distributions on the Participant’s Units will, on the applicable distribution date, automatically be applied as of that date by the Trustee to purchase shares (or fractions thereof) of the Empire Builder at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date, as described in the Empire Builder Prospectus.  Unless otherwise indicated, new Participants in the Empire Builder Plan will be deemed to have elected the monthly distribution plan with respect to their Units.  Confirmations of all transactions undertaken for each Participant in the Plan will be mailed to each Participant by the Plan Agent indicating distributions and shares (or fractions thereof) of the Empire Builder purchased on his behalf.  A Participant may at any time prior to ten days preceding the next succeeding distribution date, by so notifying the Plan Agent in writing, elect to terminate his participation in the Plan and receive future distributions on his Units in cash.  There will be no charge or other penalty for such termination.  The Sponsor, the Trustee, the Empire Builder and Glickenhaus, as investment advisor for Empire Builder, each will have the right to terminate or modify this Plan at any time for any reason.  The reinvestment of distributions from the Trust through the Plan will not affect the income tax status of such distributions.  For more complete information about investing in the Empire Builder through the Plan, including charges and expenses, return the enclosed card for a copy of the Empire Builder Prospectus.  Read it carefully before you decide to participate.

SPONSOR

Glickenhaus, a New York limited partnership, is engaged in the underwriting and securities brokerage business, and in the investment advisory business.  It is a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. and is an associate member of the American Stock Exchange.  Glickenhaus acts as a sponsor for successive Series of The Glickenhaus Value Portfolios and The Municipal Insured National Trusts, and for the prior series of Empire State Municipal Exempt Trust including those sold under the name of Municipal Exempt Trust, New York Exempt Series 1, New York Series 2 and New York Series 3.  Glickenhaus, in addition to participating as a member of various selling groups of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.

Limitations on Liability.  The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the Unit holders for taking any action or refraining from any action in good faith or for errors in judgment; nor will it be responsible in any way for depreciation or loss incurred by reason of the sale of any Bonds, except in cases of its willful misconduct, bad faith, gross negligence or reckless disregard for its obligations and duties.  See “The Trust—Portfolio” and “Sponsor—Responsibility” in Part B.

Responsibility.  The Trustee shall sell, for the purpose of redeeming Units tendered by any Unit holder and for the payment of expenses for which funds are not available, such of the Bonds in a list furnished by the Sponsor as the Trustee in its sole discretion may deem necessary.  The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Bonds in the event of advanced refunding.

It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new obligations in exchange and substitution for any Securities pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer is in default with respect to such Securities or in the judgment of the Sponsor the issuer will probably default in respect to such Securities in the foreseeable future.

Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder.  Within five days after the deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unit holder, identifying the obligations eliminated and the Securities substituted therefor.  Except as stated in this and the preceding paragraph and in the discussion under “Risk Factors-Failure of a Contract to Purchase Bonds and Substitution of Bonds” in Part B regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Trust of any securities other than the Securities initially deposited is prohibited.

If any default in the payment of principal or interest on any Bond occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof.  If the Sponsor fails to instruct the Trustee to sell or to hold such Bond within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Bond and not be liable for any depreciation or loss thereby incurred.

The Sponsor may direct the Trustee to dispose of Bonds upon default in the payment of principal or interest, institution of certain legal proceedings or the existence of certain other impediments to the payment of Bonds, default under other documents which may adversely affect debt service, default in the payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue Bonds, or decline in price or the occurrence of other market factors, including advance refunding, so that in the opinion of the Sponsor the retention of such Bonds in the Trust would be detrimental to the interest of the Unit holders.  The proceeds from any such sales will be credited to the Principal Account for distribution to the Unit holders.

In connection with any liquidation prior to the Mandatory Termination Date, with respect to the Trust, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any Bonds if retention of such Bonds, until due, shall be deemed to be in the best interest of Unit holders.  It is the present intention of the Sponsor not to direct the Trustee to hold any Bonds after the date of termination.

Resignation.  If the Sponsor shall resign or fail to perform any of its duties thereunder or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may appoint a successor sponsor or terminate the Trust Agreement and liquidate the Trust.

Financial Information.  The total partners’ capital of Glickenhaus at September 30, 2007, was $304,103,080 (audited) and at March 31, 2008, was $304,014,708 (unaudited).

The foregoing information with regard to the Sponsor relates to the Sponsor only, and not to any series of Empire State Municipal Exempt Trust.  Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations shown herein.  More comprehensive financial information can be obtained upon request from any Sponsor.

TRUSTEE

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York, having its offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217.  The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.  The Trustee must be a banking corporation organized under the laws of the United States or any state which is authorized under such laws to exercise corporate trust powers and must have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.  The duties of the Trustee are primarily ministerial in nature.  The Trustee did not participate in the selection of Securities for the Trust.  Monies held by the Trustee for the Trust will be held in a non-interest bearing account at the Trustee.

Limitations on Liability.  The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any monies, Securities or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except in cases of its willful misconduct, bad faith, gross negligence or reckless disregard for its obligations and duties.  In addition, the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Trust which the Trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction.  See “Portfolio” in Part A.

Responsibility.  For information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under “Rights of Unit Holders,” “Sponsor—Responsibility” and “Sponsor—Resignation” in this Part B.

Resignation.  By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign.  In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible.  If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, or if the Sponsor deems it to be in the best interest of the Unit holders, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement.  Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee.  If, upon resignation or removal of a trustee, no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.  The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

EVALUATOR

Both during and after the initial offering period, the Evaluator shall be CapeLogic, Inc., a New Jersey corporation with its main office located at 1 Windhaven Court, Monroe Township, New Jersey 08831.

Limitations on Liability.  The Trustee and the Sponsor may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof.  Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, the Sponsor or Unit holders for errors in judgement.  But this provision shall not protect the Evaluator in cases of its willful misconduct, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility.  The Trust Agreement requires the Evaluator to evaluate the Securities on the basis of their bid prices on each business day after the initial offering period, when any Unit is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsor.  For information relating to the responsibility of the Evaluator to evaluate the Securities on the basis of their offering prices, see “Public Offering—Offering Price” in Part B.

Resignation.  The Evaluator may resign or may be removed by the Sponsor and the Trustee, and the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor.  Such resignation or removal shall become effective upon the acceptance of appointment by the successor evaluator.  If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

AMENDMENT AND TERMINATION OF THE TRUST AGREEMENT

The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unit holders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders; and the Sponsor and the Trustee may amend the Trust Agreement with the consent of the holders of Certificates evidencing 66 ⅔% of the Units then outstanding, provided that no such amendment will reduce the interest in the Trust of any Unit holder without the consent of such Unit holder or reduce the percentage of Units required to consent to any such amendment without the consent of all the Unit holders.  In no event shall the Trust Agreement be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Bonds initially deposited in the Trust, except in accordance with the provisions of each Trust

Agreement.  In the event of any amendment, the Trustee is obligated to notify promptly all Unit holders of the substance of such amendment.

The Trust shall terminate upon the maturity, redemption, sale or other disposition, as the case may be, of the last of the Securities.  The Trustee shall notify all Unit holders when the value of the Trust as shown by any evaluation is less than $2,000,000 or less than 20% of the value of the Trust as of the date hereof, whichever is lower, at which time the Trust may be terminated (i) by the consent of 66 ⅔% of the Units or (ii) by the Trustee; provided, however, that upon affirmative written notice to the Sponsor and the holders at least 33 ⅓% of the Units may instruct the Trustee not to terminate the Trust.  In no event, however, may the Trust continue beyond the Mandatory Termination Date set forth in Part A; provided, however, that prior to such date, the Trustee shall not dispose of any Bonds if the retention of such Bonds, until due, shall be deemed to be in the best interest of the Unit holders.  In addition, the Trust Agreement provides that the Trustee may in its discretion, and shall when so directed by the Sponsor, terminate the Trust, as a result of new tax reporting regulations issued by the Internal Revenue Service.  In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders.  Within a reasonable period after termination, the Trustee will sell any remaining Securities, and, after paying all expenses and charges incurred by the Trust, will distribute to each Unit holder, upon surrender for cancellation of his certificate for Units, his pro rata share of the balances remaining in the Interest and Principal Accounts of the Trust.

LEGAL OPINIONS

Certain legal matters will be passed upon by Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsor, and Dorsey & Whitney LLP, 250 Park Avenue, New York, New York 10177-1500, acting as counsel for the Trustee.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The statement of condition of the Trust included in this Prospectus has been audited by Davis, Graber, Plotzker & Ward LLP, an independent registered public accounting firm, as stated in their report appearing herein, and has been so included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

DESCRIPTION OF BOND RATINGS

Standard & Poor’s Ratings.  The ratings are based on current information furnished to Standard & Poor’s by the issuer and obtained by Standard & Poor’s from other sources it considers reliable.  Standard & Poor’s does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information.  The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information or for other circumstances.

The ratings are based, in varying degrees, on the following considerations:

I.           Likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

II.           Nature of and provisions of the obligation;

III.           Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

AAA—Bonds rated AAA have the highest rating assigned by Standard & Poor’s to a debt obligation.  Capacity to pay interest and repay principal is extremely strong.

AA—Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

A—Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

BBB—Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal.  Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

BB, B, CCC, CC—Bonds rated BB, B, CCC and CC are regarded on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation.  BB indicates the lowest degree of speculation and CC the highest degree of speculation.  While such bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

Plus (+) or Minus (-): to provide more detailed indications of credit quality, the ratings from “AA” to “B” may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: The letter “p” indicates that the rating is provisional.  A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project.  This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion.  Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

NR—Indicates that no rating has been requested, that there is insufficient information on which to base a rating or that Standard & Poor’s does not rate a particular type of obligation as a matter of policy.

SP-1: Very strong or strong capacity to pay principal and interest.  Those issues determined to possess overwhelming safety characteristics will be given a plus (+) designation.

SP-2: Satisfactory capacity to pay principal and interest.

SP-3: Speculative capacity to pay principal and interest.

Moody’s Investors Service Ratings.  A summary of the meaning of the applicable rating symbols as published by Moody’s follows:

Aaa—Bonds which are rated Aaa are judged to be of the best quality.  They carry the smallest degree of investment risk.  Interest payments are protected by a large or by an exceptionally stable margin and principal is secure.  While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa—Bonds which are rated Aa are judged to be of high quality by all standards.  Together with the Aaa group they comprise what are generally known as high grade bonds.  They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A—Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations.  Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa—Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured.  Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time.  Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba—Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured.  Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future.  Uncertainty of position characterizes bonds in this class.

B—Bonds which are rated B generally lack characteristics of the desirable investment.  Assurance of interest and principal payments or maintenance of other terms of the contract over any long period of time may be small.

Con.  (.  .  .)—Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally.  These are bonds secured by: (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches.  Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

Moody’s applies numerical modifiers 1, 2 and 3 in each rating classification from “Aa” through “B” in its corporate rating system.  The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the security ranks in the lower end of its generic rating category.

TAX EQUIVALENT YIELDS

The following tables indicate the approximate yield resident individuals in various income brackets must earn on a security subject to federal, New York State and New York City income taxes to receive an after-tax yield equivalent to that provided by a tax-exempt bond yielding from 3.0% to 7.0%, based on 2007 federal, New York State and New York City marginal tax rates.  New York City taxpayers should refer to Table I.  New York State taxpayers outside of New York City should refer to Table II.

TABLE I.  COMBINED EFFECT OF FEDERAL, NEW YORK STATE AND NEW YORK CITY INCOME TAXES

		Approx. 2007	To equal a tax-exempt yield of:
		Federal, NYS	3.00%	3.50%	4.00%	4.50%	5.00%	5.50%	6.00%	6.50%	7.00%
If your net income[1] is approximately[2] Joint Return	Single Return	& NYC Marginal Tax Rates[3]	A taxable investment would have to pay you:
$65,100 - $131,450	$32,500 - $78,850	35.498%	4.65%	5.43%	6.20%	6.98%	7.75%	8.53%	9.30%	10.08%	10.85%
$131,451 - $200,300	$78,851 - $164,550	38.498%	4.88%	5.69%	6.50%	7.32%	8.13%	8.94%	9.76%	10.57%	11.38%
$200,301 - $357,700	$164,551 - $357,700	43.498%	5.31%	6.19%	7.08%	7.96%	8.85%	9.73%	10.62%	11.50%	12.39%
$357,700 +	$357,701 +	45.498%	5.50%	6.42%	7.34%	8.26%	9.17%	10.09%	11.01%	11.93%	12.84%

TABLE II.  COMBINED EFFECT OF FEDERAL AND NEW YORK STATE INCOME TAXES

		Approx. 2007	To equal a tax-exempt yield of:
		Federal &	3.00%	3.50%	4.00%	4.50%	5.00%	5.50%	6.00%	6.50%	7.00%
If your net income[1] is approximately[2] Joint Return	Single Return	NYS Marginal Tax Rates[5]	A taxable investment would have to pay you.[4]
$65,100 - $131,450	$32,500 - $78,850	31.850%	4.40%	5.14%	5.87%	6.60%	7.34%	8.07%	8.80%	9.54%	10.27%
$131,451 - $200,300	$78,851 - $164,550	34.850%	4.60%	5.37%	6.14%	6.91%	7.67%	8.44%	9.21%	9.98%	10.74%
$200,301 - $357,700	$164,551 - $357,700	39.850%	4.99%	5.82%	6.65%	7.48%	8.31%	9.14%	9.98%	10.81%	11.64%
$357,700 +	$357,701 +	41.850%	5.16%	6.02%	6.88%	7.74%	8.60%	9.46%	10.32%	11.18%	12.04%

1      After exemptions and deductions other than state and local tax deductions.
2      The tables cover only a representative range of incomes, and income brackets have been rounded off to facilitate illustration.  Actual federal, New York State and New York City income brackets may differ slightly from those in the table.
3      This rate is calculated by using the highest New York State and New York City marginal tax rates that apply to the bracket.
4      Yields on taxable investments have been rounded off to facilitate illustration.
5      This rate is calculated by using the highest New York State and marginal tax rate that applies to the bracket.

EMPIRE STATE MUNICIPAL EXEMPT TRUST, SERIES 185

3,800 Units                                                      Dated:  August 14, 2008

This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statements filed with the Securities and Exchange Commission, Washington, DC under the Securities Act of 1933 (file no. 333-135763) and the Investment Company Act of 1940 (file no. 811-2838), and to which reference is hereby made.  Copies may be reviewed at the Commission or on the Internet, or obtained from the Commission at prescribed rates by:

•	calling:	1-202-551-8090
•	visiting the SEC Internet address:	http://www.sec.gov
•	writing:	Public Reference Section of the Commission, 100 F Street, N.E., Washington, DC 20549-0102

Table of Contents		Sponsor: Glickenhaus & Co. 546 Fifth Avenue New York, New York 10036 Trustee: The Bank of New York Mellon 2 Hanson Place, 12th Floor Brooklyn, New York 11217
Part A
Investment Summary	A-2
Fee Table	A-4
Summary of Essential Information	A-5
Portfolio Summary	A-7
Report of Independent Registered Public Accounting Firm	A-8
Statement of Condition	A-9
Portfolio	A-10
Underwriting Account	A-13
Part B
The Trust	B-1
Risk Factors	B-2
Insurance on the Bonds	B-16
Public Offering	B-17
Estimated Current Return and
Estimated Long-Term Return to Unit Holders	B-21
Tax Status	B-22
Rights of Unit Holders	B-27
Automatic Accumulation Account	B-33
Sponsor	B-34
Trustee	B-36
Evaluator	B-37
Amendment and Termination of the
Trust Agreement	B-37
Legal Opinions	B-38
Independent Registered Public Accounting Firm	B-38
Description of Bond Ratings	B-38
Tax Equivalent Yields	B-41
No person is authorized to give any information or to make any representations with respect to this Trust not contained in this Prospectus and you should not rely on any other information.

PART II--ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A--BONDING ARRANGEMENTS

The employees of Glickenhaus & Co. are covered under a Stockbrokers’ Blanket Policy in the aggregate amount of $10,000,000.

ITEM B--CONTENTS OF REGISTRATION STATEMENT

This Registration Statement on Form S-6 comprises the following papers and documents:
The facing sheet on Form S-6.
The Prospectus.
Undertaking To File Reports.
Signatures.
Written consents of the following persons:
Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 99.3.1).
Davis, Graber, Plotzker & Ward LLP.
CapeLogic, Inc. (included in Exhibit 99.5.1).

The following exhibits:

*99.1.1	--	Reference Trust Agreement.

99.1.1.1	--
Trust Indenture and Agreement dated November 9, 2005 (filed as Exhibit 99.1.1.1 to Amendment No. 1 to Form S-6 Registration Statement No. 333-119201 of Empire State Municipal Exempt Trust, Guaranteed Series 182 on November 10, 2005, and incorporated herein by reference).

99.1.3	--
Form of Agreement Among Underwriters and Selected Dealers Agreement (filed as Exhibit 99.1.3 to Amendment No. 1 to Form S-6 Registration Statement No. 333-88434 of Empire State Municipal Exempt Trust, Guaranteed Series 165 on July 11, 2002, and incorporated herein by reference).

99.1.6(a)	--
Certificate of Limited Partnership of Glickenhaus & Co. (filed as Exhibit 4a to Amendment No. 14 to Form N-8B-2 Registration Statement No. 811-02838 of Empire State Municipal Exempt Trust on October 31, 2002, and incorporated herein by reference).

99.1.6(b)	--
Certificate of Adoption of Revised Limited Partnership Act by Glickenhaus & Co., as amended (filed as Exhibit 4b to Amendment No. 14 to Form N-8B-2 Registration Statement No. 811-02838 of Empire State Municipal Exempt Trust on October 31, 2002, and incorporated herein by reference).

99.1.6(c)	--
Fourth Amended and Restated Agreement of Limited Partnership of Glickenhaus & Co., as amended (filed as Exhibit 4c to Amendment No. 14 to Form N-8B-2 Registration Statement No. 811-02838 of Empire State Municipal Exempt Trust on October 31, 2002, and incorporated herein by reference).

99.2.1	--
Form of Certificate (filed as Exhibit 99.2.1 to Amendment No. 1 to Form S-6 Registration Statement No. 333-17307 of Empire State Municipal Exempt Trust, Guaranteed Series 134 on April 2, 1997, and incorporated herein by reference).

*99.3.1	--	Opinion of Paul, Hastings, Janofsky & Walker LLP as to the legality of the securities being registered.

99.4.4	--
Stockbrokers’ Bond and Policy, Form B for Glickenhaus & Co. (filed as Exhibit 99.4.4 to Amendment No. 1 to Form S-6 Registration Statement No. 333-88434 of Empire State Municipal Exempt Trust, Guaranteed Series 165 on July 11, 2002, and incorporated herein by reference).

99.4.5	--
Form of Stockbrokers’ Blanket Bond Policy, Standard Form No. 14, Form No. 24 and Form No. 25 for Advest, Inc. (filed as Exhibit 99.4.5 to Amendment No. 1 to Form S-6 Registration Statement No. 333-88434 of Empire State Municipal Exempt Trust, Guaranteed Series 165 on July 11, 2002, and incorporated herein by reference).

*99.5.1	--	Consent to be Evaluator of CapeLogic, Inc.

99.6.1	--
Copies of Powers of Attorney of General Partners of Glickenhaus & Co. (filed as Exhibit 99.6.1 to Amendment No. 1 to Form S-6 Registration Statement No. 333-89553 of Empire State Municipal Exempt Trust, Guaranteed Series 149 on December 9, 1999, and incorporated herein by reference).

99.7.2	--
Code of Ethics of Glickenhaus & Co. (filed as Exhibit 99.7.2 to Post-Effective Amendment No. 4 to Form S-6 Registration Statement No. 333-42455 of Empire State Municipal Exempt Trust, Guaranteed Series 140 on July 26, 2002, and incorporated herein by reference).

  UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrants hereby undertake to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

 * Filed herewith.

SIGNATURES

The registrant hereby identifies Empire State Municipal Exempt Trust, Guaranteed Series 141 and Empire State Municipal Exempt Trusts, Series 1 for the purposes of the representations required by Rule 487 and represents the following:

1)
That the portfolio securities deposited in the Series as to the securities of which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

2)
That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the Series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous Series as to which the effective date was determined by the Commission or the staff; and

3)	That it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the registrant, Empire State Municipal Exempt Trust, Series 185 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 14th day of August, 2008.

EMPIRE STATE MUNICIPAL EXEMPT TRUST, SERIES 185

By: GLICKENHAUS & CO. (Sponsor)

By: /S/ MICHAEL J. LYNCH (Michael J. Lynch, Authorized Signatory)

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME	TITLE	DATE

JAMES M. GLICKENHAUS*	General Partner
(James M. Glickenhaus)

SETH M. GLICKENHAUS*	General Partner,
(Seth M. Glickenhaus)	Chief Investment Officer

*By : /S/ MICHAEL J. LYNCH (Michael J. Lynch, Attorney-in-Fact)		August 14, 2008

*	Executed copies of Powers of Attorney were filed as Exhibit 99.6.1 to Registration Statement No. 333-89553 on December 9, 1999.

CONSENT OF COUNSEL

The consent of counsel to the use of their name in the Prospectus included in this Registration Statement is contained in their opinion filed as Exhibit 99.3.1 to this Registration Statement.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Sponsor and Trustee of Empire State Municipal Exempt Trust, Series 185

We have issued our report dated August 14, 2008, on the Statement of Condition and related Securities Portfolio of Empire State Municipal Exempt Trust, Series 185 as of  August 14, 2008, contained in this Amendment No. 1 to the Registration Statement No. 333-135763 on Form S-6 and Prospectus.  We consent to the use of our report in the Registration Statement and Prospectus and to the use of our name as it appears under the caption “Independent Registered Public Accounting Firm.”

DAVIS, GRABER, PLOTZKER & WARD LLP
New York, New York
August 14, 2008

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